Exhibit 99.1

ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2021

DATED: March 31, 2022

TABLE OF CONTENTS

GLOSSARY OF TERMS3

ANNUAL INFORMATION FORM5

FORWARD-LOOKING STATEMENTS5

CORPORATE STRUCTURE8

GENERAL DEVELOPMENT OF THE BUSINESS9

DESCRIPTION OF THE BUSINESS11

RISK FACTORS13

MINERAL PROJECTS24

DIVIDENDS AND DISTRIBUTIONS45

DESCRIPTION OF CAPITAL STRUCTURE45

MARKET FOR SECURITIES47

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER48

DIRECTORS AND OFFICERS48

AUDIT COMMITTEE INFORMATION51

PROMOTERS52

LEGAL PROCEEDINGS AND REGULATORY ACTIONS52

TRANSFER AGENT AND REGISTRARS53

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS53

MATERIAL CONTRACTS53

INTERESTS OF EXPERTS53

ADDITIONAL INFORMATION53

SCHEDULE “A” - AUDIT COMMITTEE CHARTER55

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GLOSSARY OF TERMS

The following is a glossary of terms used in this Annual Information Form.

“Annual Information Form” or “AIF” means this annual information form of the Company dated March 31, 2022 for the year ended December 31, 2021;

“APA” has the meaning given under the section titled “Legal Proceedings and Regulatory Actions”;

“Audit Committee” means the audit committee of the Company consisting of Ms. Suki Gill (Chair), Mr. Craig Parry, and Mr. Randy Reichert;

“Barrick” means Barrick Gold Inc., a wholly-owned subsidiary of Barrick Gold Corporation;

“BCRMA” has the meaning given under the section titled “Description of the Business – Social or Environmental Policies”;

“Board of Directors” means the board of directors of the Company;

“Common Shares” means the common shares in the capital of the Company;

“Company”, “Skeena”, “our”, “us” or “we” means Skeena Resources Limited;

“EDGAR” means the the Electronic Data Gathering, Analysis, and Retrieval system section of the U.S. Securities and Exchange Commission’s website at www.sec.gov;

“Eilat” has the meaning given under the section titled “Legal Proceedings and Regulatory Actions”;

“Eskay”, “Eskay Creek” or “Eskay Creek Revitalization Project” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“Eskay Creek Barrick Agreement” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2020”;

“Eskay Creek Project” means the mining exploration project located at the Eskay Creek property in the Golden Triangle region of northwest, British Columbia;

“Exploration Requirement” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“Financial Statements” means the consolidated annual financial statements for the Company for the years ended December 31, 2021 and 2020;

“Forward-Looking Statements” has the meaning ascribed to such term under the heading “Forward-Looking Statements”;

“Franco-Nevada” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2021”;

“Franco-Nevada Agreement” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2021”;

“GJ Property” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2020”;

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“Golden Triangle” means the mineral region in northwest British Columbia;

“Hochschild” means Hochschild Mining Holdings Ltd.;

“Hochschild Agreement” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“Hochschild Option” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“IPL” has the meaning given under the section titled “Mineral Projects – Eskay Creek Project – Legacy Assay Programs and Protocols”;

“IRR” has the meaning given under the section titled “Mineral Projects – Eskay Creek Project – Economic Analysis”;

“LOM” has the meaning given under the section titled “Skeena Metallurgical Test Work”;

“MD&A” means the Company’s management discussion and analysis for the years ended December 31, 2021 and 2020;

“Milestones” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2021”;

“Newcrest” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2020”;

“Newmont Transaction” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2022”;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects within Canada;

“NPV5%” has the meaning given under the section titled “Mineral Projects – Eskay Creek Project – Economic Analysis”;

“NSR” means net smelter royalty;

“NYSE” means New York Stock Exchange;

“Option Period” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“Options” means incentive stock options to purchase Common Shares;

“Original Eskay Option” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“PEA” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2019”;

“Purchase Price” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“Qualified Person” has the meaning given under the section titled “Annual Information Form”;

“QuestEx Transaction” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2022”;

“Rights” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2021”;

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“RSU” means Restricted Shares Units of the Company which are subject to the conditional vesting grant of Common Shares awarded to certain employees of the Company;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval filing system, available at www.sedar.com;

“Snip” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background”;

“Snip Project” means the past-producing Snip project located in the Golden Triangle region of northwest, British Columbia;

“TCG” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2021”;

“Technical Report” means NI 43-101 Prefeasibility Study Technical Report relating to the Eskay Creek Project filed on July 22, 2021;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“Units” has the meaning given under the section titled “General Development of the Business – Three Year History – Overview & Background – 2020”; and

“Warrants” means Common Share purchase warrants of the Company.

ANNUAL INFORMATION FORM

In this Annual Information Form, unless otherwise noted or the context indicates otherwise, the “Company”, “Skeena”, “we”, “us”, and “our” refer to Skeena Resources Limited.

Reference is made in this Annual Information Form to the Financial Statements and the MD&A of Skeena. The Financial Statements and MD&A are available for review under the Company’s SEDAR profile at www.sedar.com and and in the United States on the EDGAR section of the SEC website at www.sec.gov. All financial information in this Annual Information Form is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of December 31, 2021 unless otherwise stated.

Information of a technical and scientific nature that forms the basis of the disclosure in this AIF has been reviewed and approved by Paul Geddes, P.Geo, Vice-President of Exploration and Resource Development of the Company, who is a “Qualified Person” as defined by NI 43-101.

All currency amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain information that may constitute “forward-looking information” and “forward-looking statements” which are based upon the Company’s current internal expectations, estimates, projections, assumptions, and beliefs. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “complete”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved” or similar words and expressions or the negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include, but are not limited to estimates, plans, expectations, opinions, forecasts, projections, priorities, strategies, targets, guidance, or other statements that are not statements of fact. Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors

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that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. The forward-looking statements included in this Annual Information Form are made only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•	the performance of the Company’s business and operations;
•	the development, expansion, and assumed future results of operations of the Company’s projects;
•	the intention to grow the business and operations of the Company;
•	the Company’s future joint ventures including the potential Snip Project joint venture;
•	the applicability of certain laws, regulations, and any amendments thereof;
•	requirements for infrastructure;
•	the ability to access sufficient capital from internal and external sources to carry on operations and the ability to access sufficient capital on favorable terms;
•

anticipated outcomes of lawsuits and other legal issues, and their direct and indirect impacts on other activities of the Company, particularly in relation to (but not limited to) potential receipt or retention of regulatory approvals, permits and licenses and ongoing civil claims;

•	treatment under governmental regulatory regimes;
•	stability and anticipated actions of various governments, including those who consider themselves self-governing;
•	collection of receivables;
•	the estimation of mineral resources;
•	anticipated conclusions of economic assessments of projects;
•	the accuracy of capital and operating cost estimates for projects;
•	the ability to attract and retain skilled staff;
•	requirements for additional capital;
•	the ability of the Company to generate cash flow from operations;
•	expectations of market prices and costs;
•	income and sales tax regulatory matters, competition, sales projections, currency, and interest rate fluctuations;
•	the competitive and business strategies of the Company;
•	the success of exploration programs;
•	the realization of mineral reserve estimates;
•	the ability to convert inferred mineral resources to indicated mineral reserves;
•	future production rates;

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•	continuation of rights to explore and mine;
•	exploration, development and expansion plans and objectives, including plans to develop open pit mining operations;
•	the ability to expand existing mineral reserves and mineral resources, generally;
•	environmental risks;
•	the future development, costs and outcomes of the Company’s exploration projects;
•	the success of undeveloped mining activities; and
•	the closing of the QuestEx Transaction and the Newmont Transaction and the geological potential of the properties to be acquired via the QuestEx Transaction.

With respect to the forward-looking statements contained in this AIF, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory, and political conditions in which we operate; (iii) existence of a basic level of public-support for mine development from the local community; (iv) competition; (v) anticipated and unanticipated costs; (vi) government and Tahltan Nation regulation of our activities and production and in the areas of taxation and environmental protection; (vii) the timely receipt of any required regulatory approvals; (viii) our ability to obtain qualified staff, equipment, and services in a timely and cost efficient manner; (ix) our ability to conduct operations in a safe, efficient, and effective manner; (x) the ability to obtain or maintain permits, mineability and marketability, exchange and interest rate assumptions, including, without limitation, being approximately consistent with the assumptions in the Technical Report (as defined herein); (xi) the results of exploration; (xii) the accuracy of geological and engineering assumptions; (xiii) the likelihood of future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and possible events related to health, safety and environmental matters); (xiv) the availability of certain consumables and services and the prices for power and other key supplies, including, without limitation, being approximately consistent with assumptions in the Technical Report, (xv), assumptions underlying Mineral Reserve and Mineral Resource estimates, (xvi) assumptions made in the pre-feasibility economic assessment estimates, including, but not limited to, geological interpretation, grades, metal price assumptions, metallurgical and mining recovery rates, geotechnical and hydrogeological assumptions, capital and operating cost estimates, and general marketing, political, business and economic conditions, as applicable, (xvii) ability to develop infrastructure, (xviii) assumptions made in the interpretation of drill results, geology, grade and continuity of mineral deposits, expectations regarding access and demand for equipment, skilled labour and services needed for exploration and development of mineral properties, (xix) the likelihood of social unrest; (xx) the likelihood of the failure of counterparties to perform their contractual obligations; (xxi) changes in priorities, plans, strategies and prospects; (xxii) general economic, industry, business and market conditions; (xxiii) disruptions or changes in the credit or securities markets; (xxiv) changes in law, regulation, or application and interpretation of the same; (xxv) the ability to implement business plans and strategies, and to pursue business opportunities; (xxvi) rulings by courts or arbitrators, proceedings and investigations; (xxvii) inflationary pressures; (xxviii) the future impacts of the COVID-19 pandemic, or other future significant new diseases; (xxix) our ability to successfully complete proposed mergers and acquisitions (including the QuestEx Transaction and the Newmont Transaction) and the expected results of such acquisitions on our operations; and (xxiix) various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the mining industry and the general expectations of Skeena concerning the mining industry are based on estimates prepared by Skeena using data from publicly available governmental sources, market research, industry analysis, and on assumptions based on data and knowledge of the mining industry, which Skeena believes to be reasonable. However, although generally indicative of relative market positions, market shares, and performance characteristics, such data is inherently imprecise. While Skeena is not aware of any misstatement regarding any industry or government data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, but which are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking

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statements. Given these risks, uncertainties, and assumptions, readers should not place undue reliance on these forward-looking statements. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this Annual Information Form under “Description of the Business” as well as statements regarding the Company’s objectives, plans, and goals, including future operating results, economic performance, and planned exploration, development and production activities may make reference to or involve forward-looking statements. A number of factors could cause actual events, performance, or results to differ materially from what is projected in the forward-looking statements.

Whether actual performance, or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors” in this AIF. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law. Additional information on these and other factors which could affect the Company’s operations and financial results are discussed in the sections relating to risk factors of our business filed in the Company’s required securities filings with applicable securities commissions or other securities regulatory authorities and which may be accessed through the SEDAR website at www.sedar.com and EDGAR at www.sec.gov.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Skeena was incorporated as Progress Petroleum Ltd. on September 13, 1979 in accordance with the Company Act (British Columbia). The Company changed its name to Prolific Petroleum Ltd. on October 24, 1979, then to Prolific Resources Ltd. on June 8, 1987 and finally, to Skeena Resources Limited on June 4, 1990. In 2006, the Company transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia).

The head and registered office of the Company is located at 650 – 1021 West Hastings St, Vancouver, British Columbia, V6E 0C3.

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Overview & Background

Skeena’s principal business activity is the exploration and development of mineral properties in the Golden Triangle area of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties including the past-producing Eskay Creek gold mine (“Eskay”, “Eskay Creek” or “Eskay Creek Revitalization Project”), and the past-producing Snip gold mine (“Snip”).

On July 31, 2017, Skeena acquired the Snip Project from Barrick. The Snip Project consists of the past producing Snip mine, including one mining lease and four mineral tenures totaling approximately 1,932 hectares in the Liard Mining Division. The Snip mine produced approximately 1.1 million ounces of gold from 1991 until 1999 at an average gold grade of 27.5 g/t.

On October 2, 2020, Skeena acquired the Eskay Creek Project from Barrick. The Eskay Creek Project consists of eight mineral leases, two surface leases and several unpatented mining claims, which total 6,151 hectares. In addition, the Eskay Creek Project has excellent infrastructure, including all‐weather road access and proximity to the new 287‐kV Northwest Transmission Line.

On October 16, 2018, Skeena announced that in connection with an investment by Hochschild and there entering into a definition agreement with Hochschild (the “Hochschild Agreement”), it granted Hochschild an option to earn a 60% undivided interest in the Company’s Snip Project (“Hochschild Option”). Hochschild was granted three years to provide notice to Skeena that it wishes to exercise the Hochschild Option. Once exercised, Hochschild shall then have three years (the “Option Period”) to:

•

incur expenditures on the Snip Project that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Hochschild Option by Hochschild;

•	incur no less than $7.5 million in exploration or development expenditures on the Snip Project in each 12-month period of the Option Period; and
•	provide 60% of the financial assurance required by governmental authorities for the Snip Project.

After completing a minimum spend of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million.

2019

On November 15, 2019, the Company sold all issued and outstanding common shares of Sona Resources Corp. and No. 75 Corporate Ventures Ltd., both of which were wholly-owned subsidiaries of the Company, to Tempus Resources Limited in exchange for $500,000 in cash.

On February 28, 2019, the Company released an updated pit‐constrained mineral resource estimate on the Eskay Creek Project. The related technical report prepared in accordance with NI 43-101 was filed on the Company’s SEDAR profile on April 15, 2019.  During November 2019, the Company released the results from a Preliminary Economic Assessment (“PEA”) for the Eskay Creek Project and filed the PEA report on the Company’s SEDAR profile on December 20, 2019.

2020

On May 1, 2020, Skeena reported the closing of the asset purchase agreement between Skeena and Newcrest Red Chris Mining Limited (“Newcrest”) dated February 3, 2020 to sell 100% of the Company’s interest in the GJ Copper-Gold Property (the “GJ Property”) to Newcrest for C$7.5 million paid in cash, and the assumption by Newcrest of future payment obligations and royalties on the GJ Property.

On July 6, 2020, Skeena announced that it had signed a binding term sheet with Barrick, setting out the revised terms pursuant to which Skeena would exercise its option to acquire 100% of the Eskay Creek Project. Further, it announced that Barrick had agreed to waive its back-in right on the Eskay Creek Project. Upon completion of the transaction and execution of the definitive agreements

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associated therewith (the “Eskay Creek Barrick Agreement”), Barrick became a significant shareholder in Skeena. Skeena acquired a 100% ownership interest in the Eskay Creek Project in consideration for:

(i)

the issuance to Barrick of 22.5 million units of Skeena (“Units”), each Unit being comprised of one Common Share and one half of one non-transferable Warrant. The exercise price of the non-transferable Warrant is $10.80, which is approximately a 60% premium to the 20-day VWAP and a 35% premium to the closing price of the Common Shares on July 3, 2020;

(ii)	the grant of a 1% NSR royalty on the entire Eskay Creek land package, where half of such royalty may be repurchased from Barrick prior to October 2, 2022 at a cost of $17,500,000; and
(iii)	a contingent payment of $15,000,000, payable if Skeena sells more than a 50% interest in the Eskay Creek Project prior to October 2, 2022.

On August 20, 2020, the Company received final approval to list its Common Shares on the TSX following graduation from the TSXV.

On September 3, 2020, the Company completed an independent NI 43-101 mineral resource estimate and technical report for the Snip Project, which was filed on the Company’s SEDAR profile.

On October 2, 2020, Skeena completed the acquisition of the Eskay Creek Project from Barrick, with Barrick relinquishing its 51% back-in right, as described in “Overview and Background” above.

2021

On April 8, 2021, Skeena announced that a new conservancy to protect the environmental and wildlife of Tahltan territory had been created in an area of northwest BC known as the Ice Mountain Lands, also known as the Spectrum property. Skeena returned its mineral tenures on the Spectrum property, enabling the Tahltan Central Government (“TCG”), Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate and create this conservancy.

On April 16, 2021, the Company entered into an investment agreement (the “TCG Investment Agreement”) with the TCG, pursuant to which TCG invested $5 million into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one Common Share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

(i)	119,785 Rights: earlier of achievement of first milestone or April 16, 2022;
(ii)	119,785 Rights: earlier of achievement of second milestone or April 16, 2022;
(iii)	79,857 Rights: earlier of achievement of third milestone or April 16, 2022; and
(iv)	79,858 Rights: earlier of achievement of fourth milestone or April 16, 2024.

On July 19, 2021, the second and third milestone (as set forth in the TCG Investment Agreement) were met, and as such, a portion of the Rights were converted to Common Shares. As a result of achieving these milestones, 199,642 Rights were converted into 199,642 Common Shares.

On June 10, 2021, the Company consolidated its issued and outstanding Common Shares on a 4 old for 1 new basis. All Common Share figures and information within this AIF reflect the share consolidation.

On October 14, 2021, Hochschild notified Skeena of its intention to take over as operator of Snip, and begin spending to earn 60% of Skeena’s interest in the Snip Project, in accordance with the Hochschild Option. In order to earn 60% of Skeena’s interest, Hochschild must incur expenditures of approximately $100 million during the Option Period. In the event that the earn-in is completed, a joint venture will be established between the parties, and Skeena will be entitled to anti-dilution protection of up to $15 million.

On October 27, 2021, the Company received listing authorization from the NYSE and began trading on the NYSE on November 1, 2021 under ticker symbol “SKE”.

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On December 23, 2021, Skeena closed a non-brokered private placement whereby Franco-Nevada Corporation (“Franco-Nevada”) purchased 1,471,739 Common Shares. Concurrent with the closing of the offering, Skeena entered into a definitive agreement that granted to Franco-Nevada a right of first refusal over the sale of a 0.5% NSR over the Eskay Creek Project (the “Franco-Nevada Agreement”).

2022

On March 29, 2022, the Company entered into an agreement with QuestEx Gold & Copper Ltd. (“QuestEx”) whereby Skeena agreed to acquire all of the issued and outstanding common shares of QuestEx not owned by the Company, pursuant to a court approved plan of arrangement (the “QuestEx Transaction”) for share and cash consideration. QuestEx is an exploration company with mineral properties located in the Golden Triangle and Toodoggone area of British Columbia and its exploration projects include KSP, Kingpin, Heart Peaks, Castle, Moat, Coyote, and North ROK. As at December 31, 2021 and March 29, 2022, the Company owned 14% of QuestEx’s common shares. The consideration payable will consist of $0.65 cash and 0.0367 of a Skeena common share for each QuestEx common share, based on the 5 day volume-weighted average price of Skeena common shares on the TSX for the 5 day period ending March 29, 2022 (consideration equivalent to $1.20 per QuestEx common share), representing consideration of approximately $42 million for the common shares of QuestEx that Skeena does not already own (approximately $49 million including common shares of QuestEx that Skeena owns). The value of Skeena common shares is expected to vary and will cause variation in the valuation of the share consideration issuable to QuestEx shareholders upon closing. The Company will issue Skeena replacement options and warrants upon closing to the holders of QuestEx options and warrants at an exercise price and number that reflects the exchange ratio. Closing of the QuestEx Transaction is subject to QuestEx shareholders’ approval, regulatory approval, and the fulfillment of other customary closing conditions.

Concurrent with the QuestEx Transaction, Skeena has signed an agreement with Newmont Corporation (“Newmont”) dated March 29, 2022 to vend certain QuestEx properties (including Heart Peaks, Castle, Moat, Coyote, North ROK properties, and related assets) to Newmont via an asset purchase agreement on completion of the QuestEx Transaction for total cash consideration payable to Skeena of approximately $27.0 million (the “Newmont Transaction”).

These transactions will add over 74,000 hectares to Skeena’s land holdings. The KSP and Kingpin properties are proximal to Skeena’s Eskay Creek and Snip projects and appear to have the same geological hallmarks that have hosted other large gold systems in the area. Involving Newmont on these transactions has allowed Skeena to acquire these strategically important land packages while minimizing share dilution.

DESCRIPTION OF THE BUSINESS

A. General

Skeena’s principal business activity is the exploration and development of mineral properties in the Golden Triangle of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties including the Eskay Creek Project and the past-producing Snip Project. The Company is in the exploration and development stage with respect to its mineral property interests and has not, as yet, achieved commercial production.

The Company is in the process of evaluating these properties through exploration programs. The objective of such programs is to evaluate the potential of the subject property to host economic concentrations of minerals and to determine if additional exploration or development spending is warranted. In such case, an appropriate program to advance the property to the next decision point will be formulated, and depending on available funds, implemented if desirable. If Skeena does not wish to advance the property further, such property may be offered for sale or joint venture. Skeena is currently focused on developing the Eskay Creek Project, an advanced-stage exploration project. The Eskay Creek Project is approximately 83 km northwest of Stewart, British Columbia, and is located in close proximity to excellent infrastructure.

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Specialized Skill and Knowledge

The Company’s business requires specialized skills and knowledge. Such skills and knowledge include the areas of mining, environmental permitting, engineering, geology, drilling, metallurgy, construction, community engagement, Indigenous Nation relations and negotiation, logistical planning, project management and implementation of exploration and development programs as well as legal compliance, finance and accounting. The Company competes with numerous other companies for the recruitment and retention of qualified employees and consultants in such fields. See “Risk Factors – Dependence on Skilled Labour” for more information.

Competitive Conditions

The gold exploration and mineral development business is competitive. The Company competes with numerous other companies and individuals that have resources significantly in excess of those of the Company, in the search for and the acquisition of mineral properties. The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Cycles

The mining business is subject to global economic cycles which affect the marketability of products derived from mining.

Employees

As of the date of this Annual Information Form, the Company has approximately 55 full-time permanent employees in Canada. In addition, it retains a number of geologists, engineers, employees and other consultants on a temporary contract basis, as required. To continue with the development of its assets, the Company is likely to require additional experienced employees and third-party consultants and contractors. The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel. However, no assurance can be given that a sufficient number of qualified employees will be retained by the Company when necessary. See “Risk Factors – Dependence on Skilled Labour” for more information.

Environmental Protection

The mining industry is subject to environmental regulations pursuant to applicable legislation. Such legislation provides for restrictions and prohibitions on release or emission of various substances produced in association with certain mining industry operations, in addition to environmental monitoring, reporting, and reclamation.

Social or Environmental Policies

The Board of Directors has established the following principles to guide the Company and its management, workers and contractors in responsible exploration and governance practices:

•	foster cooperation and understanding through frequent communication with our neighbours;
•	encourage and support exploration and development activities that limit impacts to Aboriginal rights and title and the environment;
•	communicate our proposed project plans and activities openly, and work to address concerns;
•	hire workers locally and provide training;
•	offer local businesses the opportunity to supply materials and services;
•	align our exploration and development activities with local social, environmental and economic considerations;

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•	use local knowledge and build capacity to support cooperative approaches to resource management, and promote long term sustainability; and
•	continue to strengthen and improve our diversity, health and safety, environmental and social programs and initiatives.

One of Skeena’s founding principles is to work closely with Indigenous Groups and communities to develop consent for project operations, achieve the responsible development of its projects, and to make a positive difference in the places that the Company operates. Skeena believes in building and sustaining mutually beneficial and supportive relationships with Indigenous Groups and communities by creating a foundation of trust and respect, through open, honest and timely communication.

Skeena has established Communications and Exploration Agreements with the Tahltan Central Government. The Communications Agreement provides a protocol and framework for communication activities with the Tahltan Nation, establishing a system and schedule for ongoing community engagement, and discussions with community leadership. The Exploration Agreement addresses employment and contracting opportunities, permit application reviews, environmental monitoring, protection of cultural resources, and capacity funding support to the Tahltan Central Government related to Skeena’s exploration work in Tahltan traditional territory. Collectively, these agreements support the ongoing development of the strong collaborative relationship between Skeena and the Tahltan Nation.

The Eskay Creek Project has a long‐standing history of providing benefits to the Tahltan Nation. Previous operators maintained agreements with the Tahltan Nation which included provisions for training, employment, and contracting opportunities. The Company has been working in the Tahltan territory since 2016 and has developed a strong working relationship with the Tahltan Nation. Skeena participates in the British Columbia Regional Mining Alliance (“BCRMA”) which is a partnership between First Nations, the British Columbia Government, Association for Mineral Exploration British Columbia and exploration companies operating in the Golden Triangle region of British Columbia. The BCRMA provides a platform for all parties to collaborate in communications with the potential investment partners on opportunities in the region.

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not currently know about, or that it currently considers immaterial, may also adversely affect the Company’s business. If any of the following risks materialize, the Company’s business may be harmed, and its financial condition and operational results may suffer significantly. Existing and prospective investors should carefully consider the risk factors set out below and consider all other information contained in this Annual Information Form and in the Company’s other public filings before making an investment decision. The information in this section is intended to serve as an overview and should not be considered comprehensive, as the Company may face risks and uncertainties that are not currently known to us, or that we deem to be immaterial, and that are therefore not discussed in this section. All risks to the Company’s business have the potential to influence its operations in a materially adverse manner.

Development and Operational Risk

Mining development projects and mining operations generally involve a high degree of risk which could adversely impact our success and financial performance. Development projects typically require significant expenditures before production is possible. Actual capital or operating costs may be materially different from estimated capital or operating costs. Development projects can also experience unexpected delays and problems during construction and development, during mine start-up or during production. The construction and development of a mining project is also subject to many other risks, including, without limitation, risks relating to:

•	ability to obtain project financing on commercially reasonable terms, or at all;
•

ability to obtain regulatory approvals or permits on a timely basis or at all and, if obtained, ability to comply with any conditions imposed by such regulatory approvals or permits and maintain such approvals and permits;

•	cost overruns due to, among other things, delays, changes to inputs or changes to engineering;

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•	delays in construction and development of required infrastructure and variations from estimated or forecasted construction schedule;
•	technical complications, including adverse geotechnical conditions and other impediments to construction and development;
•	accuracy of reserve and resource estimates;
•	accuracy of engineering and changes in scope;
•	accuracy of estimated metallurgical recoveries;
•	accuracy of the estimated capital required to build and operate the project;
•	adverse regulatory developments, including the imposition of new regulations;
•	fluctuation in prevailing prices for gold, silver or other metals which may affect the profitability of the project;
•	community action or other disruptive activities by stakeholders;
•	adequacy and availability of a skilled workforce;
•	difficulties in procuring or a failure to procure required supplies and resources to develop, construct and operate a mine;
•	availability, supply and cost of power;
•	weather or severe climate impacts;
•	litigation;
•	dependence on third parties for services and utilities;
•	the interpretation of geological data obtained from drill holes and other sampling techniques;
•	government regulations, including regulations relating to prices, taxes and royalties; and
•	a failure to develop or manage a project in accordance with expectations or to properly manage the transition to an operating mine.

Our operations are also subject to all of the hazards and risks normally encountered in the exploration and development of mineral projects and properties, including unusual and unexpected geologic formations, seismic activity, rock slides, ground instabilities or failures, mechanical  failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of facilities, damage to life or property, environmental damage and possible legal liability.

Most of the above factors are beyond the control of the Company. The exact effect of these factors cannot be accurately predicted, but any one of these factors or a combination thereof may have an adverse effect on the Company’s business.

Nature of Mineral Exploration

Producing mines consume their resources as they produce. In addition, in order to maximize a project’s net present value, the most valuable ore will be prioritized over the least valuable ore. As a result, production from most mines will typically decline over the life of the mine. The Company’s ability to increase its annual production and generate revenues therefrom will depend significantly upon the Company’s ability to discover or acquire new deposits, to successfully bring new mines into production, and to expand reserves at existing mines. The exploration for and development of mineral deposits involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a body of mineralization may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be

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required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. As a result, the Company cannot provide assurance that its exploration or development efforts will result in any new commercial mining operations nor that they will yield new mineral reserves.

There is no assurance that the Company’s exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves. The exploration for and development of mineral deposits involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a body of mineralization may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.

Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. As a result, the Company cannot provide assurance that its exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves. Similarly, the economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes, to extract metal from ore, and to develop mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Infrastructure

Development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power and water supplies are important determinants that affect the ability to operate and the costs of operations. The Company’s ability to obtain a secure supply of power and water at a reasonable cost depends on many factors, including: global and regional supply and demand; political and economic conditions; localized logistical challenges; delivery; successful negotiation of commercial agreements; relevant regulatory regimes and obtaining an agreement to connect the Company’s transmission line to Coast Mountain’s infrastructure, as contemplated in our Technical Report. Unusual or infrequent weather phenomena, sabotage or government, and other interference in the maintenance or provision of such infrastructure could adversely affect the activities and profitability of the Company.

Acquisitions and Integration

From time to time, the Company may pursue opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities will depend on its ability to identify suitable acquisition candidates that fit its business strategy, negotiate acceptable terms for any such acquisition, identify significant legal, financial or operational risks as part of the due diligence process, obtain approvals from regulatory authorities in the jurisdiction of the business or property to be acquired, and integrate the acquired operations successfully with those of the Company. Any mergers and acquisitions, including the QuestEx Transaction and the Newmont Transaction, will be accompanied by risks. For example, there may be a significant change in commodity prices, applicable laws or other relevant facts after the Company has committed to complete the transaction and established the purchase price or exchange ratio; the conditions to closing a transaction may not be satisfied or the transaction may otherwise be terminated; a material mineralized deposit may prove to contain resources that are below the Company’s expectations; the due diligence process may fail to uncover all legal, financial and operational risks; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and, to the extent that the Company makes an acquisition outside of markets in which it has previously operated, the Company may have difficulty conducting and managing operations in a new operating environment.

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Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration. If the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of an acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business. In addition, the acquisition of mineral properties may subject the Company to unforeseen legal risks and liabilities, including environmental liabilities, which could have a material adverse effect on the Company. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Capital Cost Estimates

Our expected capital and operating costs for the Eskay Creek Project are based on the interpretation of geological and metallurgical data, feasibility studies, economic factors, anticipated climatic conditions and other factors that may prove to be inaccurate. Therefore, the Technical Report may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events. The Technical Report estimates life of mine project capital costs for the Eskay Creek Project of $627.7 million, but any of the following events, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and tonnage of ore to be mined and processed; (ii) incorrect data on which engineering and processing assumptions are made; (iii) delay in construction schedules and unanticipated transportation costs; (iv) the accuracy of major equipment and construction cost estimates; (v) labour and labour rate negotiations; (vi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); (vii) macro economic factors including (but not limited to) foreign exchange rates and inflation; and (viii) title claims.

Mineral Resource and Mineral Reserve Estimates

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve estimate is a function of the quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions and actual results, including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations. The Company’s gold production may fall below estimated levels as a result of mining accidents, such as cave-ins, rock falls, rock bursts, government-mandated shutdowns to prevent the spread of disease or as a result of other operational difficulties. In addition, production may be unexpectedly reduced if, during mine operations, mineral grades are lower than expected, the physical or metallurgical characteristics of the minerals are less amenable than expected to mine operations or treatment, or dilution increases.

Inferred Mineral Resources

Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is a risk that inferred mineral resources referred to in this Annual Information Form cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Production Estimates

The Company’s Technical Report contains estimates relating to future production and future production costs for the Eskay Creek Project. No assurance can be given that production estimates will be achieved. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics

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and the accuracy of estimated rates and costs of mining and processing. The failure to of the Company to achieve production estimates could have a material and adverse effect on any or all of its cash flows, profitability, results of operations and financial condition.

Safety, Health, and Environmental Regulations

Safety, health and environmental legislation affects nearly all aspects of the Company’s operations, including exploration, mine development, working conditions, waste disposal, emission controls and protection of endangered and protected species. Compliance with safety, health and environmental legislation can require significant expenditures and failure to comply with such safety, health and environmental legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs resulting from contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from the Company’s existing operations, but from operations that have been closed. The Company could also be held liable for worker exposure to contagious disease or hazardous substances and for accidents causing injury or death. There can be no assurances that the Company will comply with all safety, health and environmental regulations at all times, or that steps to achieve compliance would not materially adversely affect the Company’s business.

Safety, health and environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in safety, health and environmental laws and regulations may have on its operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental regulations. Climate change continues to be a top priority for many countries and jurisdictions around the world and governments and regulators continue to implement and develop new rules and regulations to control carbon gas or “green-house” gas emissions attributable to climate change. As part of their efforts to shift to lower-carbon economies, governments have implemented carbon pricing, a mechanism that harnesses market forces to address climate change by creating financial incentives to lower emissions. Some of these mechanisms include the implementation of taxes on fuel sales, emissions trading schemes, and fossil fuel extraction fees, all of which are expected to play an ongoing role in global efforts to address climate change. The cost of compliance with various climate change regulations will ultimately be determined by the regulations themselves and by the markets that evolve for carbon credits and offsets and, as a result, the financial impact, if any, on the Company’s operations cannot yet be fully understood.

Both Canada and British Columbia have established regulations to control greenhouse gas emissions including carbon taxation. The Government of Canada introduced the Greenhouse Gas Pollution Pricing Act in 2019, which establishes a federal carbon levy for any province or territory without a similar carbon-pricing regime. The federal carbon tax rate was initially set at $20 per tonne of CO2 equivalent (tCO2e) in 2019, increasing $10 per year to $50/tCO2e by 2022. BC's Carbon Tax Act is considered sufficiently similar to the federal requirements that our BC projects will not be subject to the federal Greenhouse Gas Pollution Pricing Act. On April 1, 2021, BC's carbon tax rate, under the Carbon Tax Act, rose from $40 to $45/tCO2e. The rate is scheduled to increase to $50/tCO2e on April 1, 2022.

In 2020, the Government of Canada introduced Bill C-12, the Canadian Net-Zero Emissions Accountability Act and released the A Healthy Environment and a Healthy Economy climate plan to achieve Canada's climate goals including net zero GHG emissions by 2050. This plan includes a proposal to increase the price of carbon by $15/tCO2e per year from 2023 to $170/tCO2e by 2030. BC has announced its intention to follow, or exceed, these commitments. Both BC and Canada also provide industrial incentive programs to support operations transitioning to a net zero carbon emissions pathway.

Further changes in safety, health and environmental laws, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, may require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Environmental and regulatory review can be a long and complex process that may delay the opening, modification or expansion of a mine, extend decommissioning at a closed mine, or restrict areas where exploration activities may take place.

Management

The success of the Company is currently largely dependent on the performance of its executive management team. There is no assurance the Company can retain or maintain the services of its management or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on the Company, its business, and its prospects.

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Ability to Implement Business Strategy

There can be no assurance that Skeena’s management team will be successful in implementing its strategy (including as set out in this Annual Information Form) or that past results will be reproduced going forward. The management team may experience difficulties in effecting key strategic goals such as the growth, development and investment in the Eskay Creek Project or the successful exploration and development of exploration projects more generally. The performance of Skeena’s operations could be adversely affected if the Company’s management team cannot implement the stated business strategy effectively.

Key Personnel

Skeena’s success depends significantly on the continued individual and collective contributions of its senior, regional and local management teams. The loss of the services of members of these management teams or the inability to hire and retain experienced replacement management personnel could have a material adverse effect on Skeena’s business, results of operations and financial condition. In addition, to implement and manage Skeena’s business and operating strategies effectively, the Company must maintain a high level of efficiency and performance, continue to enhance its operational and management systems and continue to successfully attract, train, motivate and manage its employees. If Skeena is not successful in these efforts, this may have a material adverse effect on its business, results of operations and financial condition. Any departures of key personnel could also be viewed in a negative light by investors and research analysts, which could cause the price of Common Shares to decline, and could cause difficulty raising capital for continued operations, including exploration and development.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or Indigenous land claims. In addition, title may be affected by unidentified or unknown defects.

The Company has conducted thorough investigations into the title of properties that it has acquired or will be acquiring to achieve a high level of assurance that there are no other claims or agreements that are likely to impact the Company’s title to the concessions or claims. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or to clear the title and could result in the loss of the property, which events may affect the economic viability of the Company.

Indigenous Rights and UNDRIP

The Company operates and conducts exploration on properties which are subject to asserted Aboriginal rights and title. The Company is committed to engaging with rights-holding Indigenous Groups about any potential impact of its activities on such rights so as to avoid or mitigate such impacts, which may result in delays or changes to exploration or mineral development activities.

In addition, the Government of British Columbia has adopted the Declaration on the Rights of Indigenous Peoples Act (2019) (DRIPA) to implement the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) in British Columbia. The legislation commits to a systematic review of the province’s laws for alignment with UNDRIP principles, while also encouraging new agreements with Indigenous Groups that are intended to address outstanding governance questions around the nature of Indigenous rights and title interests in British Columbia.  On June 15, 2021 the Province of British Columbia was directed by Order in Council to negotiate an agreement under section 7 of DRIPA with the TCG with respect to the Eskay Creek Project. Such an agreement, called a “Consent Agreement” would require that the statutory power of a decision on the Eskay Creek Project under the Environmental Assessment Act (BC) either (a) would be exercised jointly by the Province and TCG; or (b) could only be exercised by the Province if the prior informed consent of the TCG has been obtained.  The impact of a consent agreement on the Company’s permitting efforts for the Eskay Creek Project is currently unclear. While the potential outcomes of this legislation remain to be determined, there are significant risks for the Company, particularly with respect to Skeena’s permitting efforts.

Mining Risks and Insurance

The business of mining is generally subject to numerous risks and hazards, including environmental hazards, industrial accidents, contagious disease hazards, labour disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding and periodic

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interruptions due to inclement or hazardous weather conditions at its existing locations in British Columbia. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. The Company’s insurance will not cover all the potential risks associated with its operations. In addition, although certain risks are insurable, the Company may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance against environmental risks (including potential for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry on acceptable terms.

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include, without limitation, environmental pollution, mine flooding or other hazards against which such companies cannot insure or against which they may elect not to insure. Losses from uninsured events may cause the Company to incur significant costs. The activities of the Company are subject to a number of challenges over which the Company has little or no control, but that may delay production and negatively impact the Company’s financial results, including: increases in energy, fuel and/or other production costs; higher insurance premiums; industrial accidents; labour disputes; shortages of skilled labour; contractor availability; unusual or unexpected geological or operating conditions; slope failures; cave-ins of underground workings; and failure of pit walls or dams. If the Company’s total production costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

Development Risks

Future development of the Company’s business may not yield expected returns and may strain management resources. Development of the Company’s revenue streams is subject to a number of risks, including construction delays, cost overruns, financing risks, cancellation of key service contracts and changes in government regulations. Overall costs may significantly exceed the costs that were estimated when the project was originally undertaken, which could result in reduced returns, or even losses, from such investments. significant fluctuation in prevailing prices for gold and other metals, which may affect the profitability of projects.

Competition for New Properties

The mining industry is intensely and increasingly competitive in all its phases, and the Company may have to compete with other companies that have greater financial and technical resources. Competition in the metals mining industry is primarily for mineral rich properties which can be developed and produced economically and businesses compete for the technical expertise to find, develop, and produce such properties, the skilled labor to operate the properties and the capital for the purpose of financing development of such properties. Such competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.

Pre-Existing Environmental Liabilities

Environmental liabilities exist on the properties in which Skeena currently holds, primarily as a result of activities of previous owners. The Company has estimated and accrued for the costs of remediating these environmental issues, however the costs of remediation may be substantially higher than estimated.

Pre-existing environmental liabilities may exist on the properties in which Skeena currently holds an interest or on properties that may be subsequently acquired by Skeena which are unknown, and which have been caused by previous or existing owners or operators of the properties. In such event, the Company may be required to remediate these properties and the costs of remediation could be substantial. Further, in such circumstances, the Company may not be able to claim indemnification or contribution from other parties. In the event Skeena is required to undertake and fund significant remediation work, such event could have a material adverse effect upon the Company and the value of the Common Shares.

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Liquidity and Capital Resources

As at December 31, 2021, the Company had net working capital1 of $28.8 million, compared to net working capital of $19.2 million as at December 31, 2020. The estimated capital cost to develop the Eskay Creek Project is in excess of $487.9 million, see “Capital and Operating Costs”.

The Company does not currently generate income from operations. The Company will need further funding to support the advancement of the Eskay Creek Project towards development and to meet general corporate and working capital requirements. Historically, capital requirements have been funded through equity financing, joint ventures, disposition of mineral properties and investments, and through the use of credit facilities with related parties. While management is confident that additional sources of funding will be secured to fund planned expenditures, factors that could affect the availability of financing include the progress and results of ongoing project evaluation activities at the Company’s Eskay Creek Project, the state of international debt and equity markets, investor perceptions and expectations of the global gold, silver and/or other metals markets, and the ongoing COVID-19 pandemic. If necessary, the Company may explore opportunities to revise the due dates of its liabilities, and/or settle its liabilities through the issuance of common shares and other equity instruments. Based on the amount of funding raised, the Company’s planned initiatives and other work programs may be postponed, or otherwise revised, as necessary.

Dependence on Skilled Labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. The failure to do so could have a material adverse effect on the financial results of the Company.

Reputational Damage to the Company

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish, and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations, and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows, and growth prospects.

Uninsured or Uninsurable Risk

The Company may be subject to liability for risks against which it cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for the Company’s normal business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position and operations.

Government Regulations, Permits and Licenses

The Company’s operations may be subject to governmental laws or regulations promulgated by various legislatures or governmental agencies from time to time. A breach of such legislation may result in imposition of fines and penalties. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all governmental laws and regulations. There can be no assurance, however, that all permits which the Company may require for its operations and activities will be obtainable on reasonable terms or on a timely basis or such laws and regulations would not have a material adverse effect on the Company’s business.

1 Working capital, a non-IFRS-measure, is defined as current assets net of current liabilities.

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In 2019, the Canadian Impact Assessment Act came into force with significant changes to the federal government’s current environmental assessment and regulatory processes for resource development projects. While the new legislation does not affect Skeena’s current projects, it will apply to new projects which meet certain criteria. Similarly, in 2019, the British Columbia government reformed the province’s environmental assessment process for resource projects, introducing significant new changes into the environmental assessment process for industrial and resource projects in British Columbia, including new rules surrounding project notifications, early engagement and increased public participation, along with new timelines dictating when certain steps must be taken throughout the environmental assessment process. These changes and any other new legislation may affect the Company’s ability to obtain or renew permits for operations and projects in an efficient and cost-effective manner or at all.

Regulatory Risks

Successful execution of the Company’s business is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the operation of its business.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or in restrictions on the Company’s operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs, or give rise to material liabilities, which could have a material adverse effect on the business, financial condition, and operating results of the Company.

Regulatory or Agency Proceedings, Investigations, and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. Skeena may become involved in a number of government or agency proceedings, investigations, and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Skeena to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations, and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, and results of operation.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price or volume will not occur. It may be anticipated that any quoted market for the Common Shares of the Company will be subject to market trends generally, notwithstanding any potential success or challenges of the Company in creating revenues, cash flows or earnings.

Economic Conditions for Mining

The market price for precious metal commodities is historically volatile. During periods of decreased precious metal prices, the mining and minerals sectors in general are affected negatively, and may impact the Company’s market capitalization. Any sudden or rapid destabilization of global economic conditions may impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition may be adversely affected.

Market Risk for Securities

The market price for the Common Shares could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of peer companies, and competitors, as well as overall market movements, may have a significant impact on the market price of the Company. The stock market has from time-to-time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

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Securities or Industry Research and Reports

The trading market for the Common Shares could be influenced by the research and reports that industry or securities analysts publish about the Company. If one or more of these analysts cease coverage or fail to regularly publish reports, the Company could lose visibility in the financial markets, which in turn could cause the trading price or volume of its Common Shares to decline. Moreover, if one or more of the analysts downgrade the Company or its Common Shares or if the Company’s operating results do not meet their expectations, the trading price of the Common Shares could decline.

Litigation

The Company is party to, and may become party to litigation from time to time in the ordinary course of business which could adversely affect its business, including any future appeals made by the Company in relation to the Albino Lake Storage Facility. Should any litigation in which the Company is, or becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating, could negatively impact the value of the Common Shares, and could use significant resources. Even if Skeena is involved in litigation and wins, litigation can redirect significant Company resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company’s brand.

Potential Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in the industries in which the Company operates, and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws and the internal policies and procedures of the Company.

Legal and Accounting Requirements

As a publicly-listed company, the Company is subject to numerous legal and accounting requirements that do not apply to private companies including the rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian and United States securities administrators and regulators, the TSX and the NYSE. These rules and regulations continue to evolve in scope and complexity creating many new requirements. The cost of compliance with many of these requirements is material. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, the Company’s inability to file required periodic reports on a timely basis, loss of market confidence, delisting of its securities and/or governmental or private actions against the Company. There can be no assurance that the Company will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis privately-held and larger public competitors.

Accounting Policies and Internal Controls

The Company prepares its financial reports in accordance with International Financial Reporting Standards. In preparation of its financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting, as further explained in its audited financial statements. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in this regard.

Risks Related to Dilution

The Company may issue additional Common Shares in the future, which may dilute a shareholder’s holdings in the Company. The Company’s constating documents permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of issue of further issuances. Moreover, additional Common Shares will be issued by the Company upon the exercise of Options

Annual Information Form 2021 | 22

under the Company’s incentive stock option plan, upon the vesting of the unvested RSU shares, and upon the exercise of outstanding share purchase warrants.

Competition

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and project construction, developing, manufacturing and marketing experience than the Company. Increased competition by larger and better resourced competitors could materially and adversely affect the business, financial condition, and results of operations of the Company.

Fraudulent or Illegal Activity by Employees, Contractors, and Consultants

The Company is exposed to the risk that its employees, independent contractors, and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial fraud and abuse laws and regulations; (iv) environmental or health and safety laws, regulations or standards; or (v) laws that require the true, complete, and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Skeena, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on Skeena’s business, including the imposition of civil, criminal, and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits, and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Information Technology Systems and Cyber Attacks

The Company’s operations will depend, in part, on how well it and its suppliers and service providers protect networks, equipment, IT systems, and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage, destruction, fire, power loss, hacking, computer viruses, vandalism, and theft. The Company’s operations will also depend on the timely maintenance, upgrades, and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays, and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

There can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes, and practices designed to protect systems, computers, software, data, and networks from attack, damage, or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Political and Economic Instability

The Company may be affected by future political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates, and high rates of inflation. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, and expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use, among other potential factors. The effect of any these factors cannot be accurately predicted.

Financing Risk

The Company’s plans to advance its mineral properties towards and into development depend on securing the necessary funds to do so. There is no certainty that the Company will continue to be able to raise the necessary funds through the issuance of securities from treasury, sale of mineral properties, or acquiring funds through a private-lending mechanism.

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Tax

No assurance can be given that the Company’s tax positions will not be successfully challenged by tax authorities, new taxation rules will not be enacted, existing rules (including the flow-through share tax incentive program and the British Columbia Mineral Exploration Tax Credit program) will not be changed, or existing rules will not be applied in a manner which could result in the Company being subject to additional taxation or liability, or which could otherwise have a material adverse effect on the Company’s results from operations and financial condition.

New Diseases and Epidemics

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China, and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain, and such adverse effects may be material.

Efforts to slow the spread of COVID-19 could severely impact the operation and development of the Company’s projects. To date, a number of governments have declared states of emergency and have implemented restrictive measures such as travel bans, quarantine and self-isolation. If the operation or development of one or more of the Company’s properties is disrupted or suspended as a result of these or other measures, it may have a material adverse impact on the Company’s profitability, results of operations, financial condition and stock price.

While governmental agencies and private sector participants have taken and are taking measures to mitigate the adverse effects of COVID-19, the inability to-date to contain the spread of COVID-19 globally, or prevent variants of the virus from spreading, could continue to adversely affect global economies and financial markets resulting in a prolonged economic downturn and a decline in the value of the Company’s stock price. The extent to which COVID-19 (or any other disease, epidemic or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

Natural Disasters, Terrorist Acts, Civil Unrest, and Other Disruptions

Upon the occurrence of a natural disaster, or upon an incident of war, riot or civil unrest, the impacted country, province, or region may not efficiently and quickly recover from such event, which could have a material adverse effect on the Company, its customers, and/or either of their businesses or operations. Terrorist attacks, public health crises, domestic and global trade disruptions, infrastructure disruptions, civil disobedience or unrest, natural disasters, national emergencies, acts of war, technological attacks and related events can result in volatility and disruption to local and global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company, its customers, and/or either of their businesses or operations, which may have a material adverse effect on the Skeena’s reputation, business, financial conditions or operating results.

MINERAL PROJECTS

Eskay Creek Project

NI 43-101 PFS Technical Report

Please see the Company’s Prefeasibility Study (PFS) technical report in accordance with NI 43-101 dated July 22, 2021, in respect of the Eskay Creek Revitalization Project, as prepared by: Mr. Robert Raponi and Mr. Scott Elfen (Ausenco); Ms. Sheila Ulansky and Mr. Adrian Dance (SRK); Mr. Gordon Zurowski and Mr. Willie Hamilton (AGP); and Paul Geddes (Skeena). The report is available under the Company’s profile on SEDAR (www.sedar.com). Further financial information relating to the Eskay Creek Project can be found in Skeena’s MD&A for the year ended December 31, 2021 which is available under the Company’s profile on SEDAR (www.sedar.com).

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Property Description, Location and Access

The Eskay Creek Project is in the Golden Triangle region of British Columbia, Canada, 83 km northwest of Stewart, BC.  Support services for mining and other resource sector industries in the region are provided primarily by the communities of Smithers (pop. 5,400) and Terrace (pop. 11,500).  Both communities are accessible by commercial airlines with daily flights to and from Vancouver.

Access to the Eskay Creek Project is via Highway 37 (Stewart Cassiar Highway).  The Eskay Mine Road is an all-season gravel road that connects to Highway 37 approximately 135 km north of Meziadin Junction.  The Eskay Mine Road is a 54.5 km private industrial road that is operated by Coast Mountain Hydro Corp. (0 km to 43.5 km) and Skeena (43.5 km to 54.5 km).  There are two nearby gravel air strips:  Bronson Strip which is about 40 km west of the mine site and Bob Quinn, roughly 37 km northeast of the Eskay Creek Project.

The mean annual total precipitation at the former mine site is estimated to be 2,500 ± 500 mm.  About 55–71% of precipitation falls as snow.  The average temperature range is from -10.4°C in January to +15°C in July.  Exploration activities can be curtailed by winter conditions.  The previous mining operation was conducted on a year-round basis, and it is expected that any future open pit operations will also be year-round.

The Eskay Creek Project lies in the Prout Plateau, a rolling subalpine upland with an average elevation of 1,100 m (amsl), located on the eastern flank of the Boundary Ranges.  The plateau is characterized by northeast-trending ridges with gently sloping meadows occupying valleys between the ridges.  Relief over the plateau area ranges from 500 m in the existing Tom MacKay tailings storage facility (TMSF) area to over 1,000 m in the Unuk River and Ketchum Creek valleys.  The plateau is drained by tributaries of the Stikine–Iskut and Unuk Rivers.  The former Eskay Creek mine site is at approximately 800 m elevation.  Mountain slopes are heavily forested.  There are no known federal, provincial, or regional parks, wilderness or conservancy areas, ecological reserves, or recreational areas near the Eskay Creek Project.

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

On December 18, 2017, Skeena and Barrick entered into an Option Agreement on the Eskay Creek Project.  This agreement affects all mineral claims and mineral leases that comprise the Eskay Creek Project, except for the single mineral claim registered to Skeena Resources Ltd.  On August 4, 2020, Skeena and Barrick agreed to amend the terms of the original option agreement on the Eskay Creek Project. Skeena acquired 100% ownership of Eskay Creek in October 2020 in consideration for:

•	The issuance to Barrick of 5,625,000 units, with each unit comprised of one Common Share and one non-transferrable half warrant exercisable at $10.80 until October 2, 2022.
•

The grant of a 1% net smelter return (NSR) royalty on the entire Eskay Creek land package. Half of that royalty may be purchased from Barrick during the 24-month period after closing, at a cost of C$17.5 million.

•	A contingent payment, payable if Skeena sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of C$15 million.

The Eskay Creek Project covers 5,745.49 ha, consisting of 47 mineral claims (3,915.23 ha), and eight mineral leases (1,830.26 ha).  Where on-groundwork commitments have not been met, Skeena has made cash-in-lieu payments as stipulated under BC regulations.  All statutory annual reporting obligations have been met.

Royalties are payable on several the claims including a 1% NSR payable to Euro-Nevada Mining Corporation Limited (now Franco-Nevada Corp.); a 2% NSR payable to ARC Resource Group Ltd. (Option Agreement dated 4 November 1988 between ARC Resource Group Ltd. and Canarc Resources Corp.), a 2% NSR payable to ARC Resource Group Ltd. (Royalty Deed dated 1 August 1990 between Adrian Resources Ltd. and ARC Resource Group Ltd.), and a 1% NSR payable to David A. Javorsky.  There is also a 1% royalty payable to Barrick on all of the claims, which is in addition to the existing royalties.

Skeena holds an interest in two surface leases from the Province and a Special Use Permit for the Eskay Creek access road.  Skeena will need to extend the boundaries of one of these surface leases to include the surface area associated with the south end of the planned TMSF expansion.  Skeena holds two Water Licences under the BC Water Sustainability Act, and anticipates that it will need to apply for further Water Licenses to build and operate the Eskay Creek Project.

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On the closing of the acquisition of the Eskay Creek Project, Skeena assumed the historical environmental liabilities associated with the Eskay Creek Project ($13,170,256 as of the date of this AIF), for which Skeena has filed financial assurance with the Province. In addition, Skeena has environmental liabilities related to the exploration and development activities undertaken by Skeena, and activities arising from permitting (for example, the remediation of drill pads and drill access roads).  Skeena has posted an environmental bond with the relevant BC authorities in relation to the work programs that have been conducted.

History

The Eskay Creek Project area has a long exploration history, dating back to initial prospecting activities in 1932. Companies with Eskay Creek Project interests prior to Skeena’s involvement include Premier Gold Mining Co. Ltd., MacKay Gold Mines Ltd., Canadian Exploration Ltd., American Standard Mines Ltd., Pioneer Gold Mines of B.C. Ltd., New York-Alaska Gold Dredging Corp., Western Resources Ltd., Stikine Silver Ltd., Canex Aerial Exploration Ltd., Mount Washington Copper Co., Newmont Mining Corp., Kalco Valley Mines Ltd., Texas gulf Canada Ltd., May-Ralph Resources Ltd., Ryan Exploration Ltd. (U.S. Borax), Kerrisdale Resources Ltd., Consolidated Stikine Silver Ltd., International Corona Corp., Homestake Canada Inc., and Barrick Gold Inc. Work conducted during this period included prospecting, geological mapping and reconnaissance, rock, stream, sediment, and soil geochemical sampling, trenching, surface geophysical surveys (electro-magnetic (EM), very low frequency (VLF), ground magnetic/VLF-EM, induced polarization (IP), seismic refraction, University of Toronto electromagnetic system (UTEM), borehole geophysics (frequency domain EM (FEM)), core drilling, exploration audits and underground development, petrography, and mining studies.

Underground mining operations were conducted from 1994 to 2008.  From 1994–1997, ore was direct-shipped after blending and primary crushing.  From 1997 to closure in 2008, ore was milled on site to produce a shipping concentrate.

Skeena has completed core drilling, an airborne light detection and ranging (LiDAR) and photo acquisition survey, Mineral Resource estimation, metallurgical test work, environmental test work and supporting studies, and preliminary technical studies.

Geological Setting, Mineralization and Deposit Types

The Eskay Creek deposit is classified as an example of a high-grade, precious metals-rich epithermal volcanogenic massive sulphide (VMS) deposit; however, it has also been suggested to be an example of a subaqueous hot spring gold–silver deposit.

The Eskay Creek Project is located along the western margin of the Stikine Terrane, within the Intermontane Tectonic Belt of the Northern Cordillera. It is hosted within the Jurassic rocks of the Stikinia Assemblage at the stratigraphic transition from volcanic rocks of the uppermost Hazelton Group to the marine sediments of the Bowser Lake Group.

The Eskay Creek Project area is underlain by volcanic and sedimentary rocks of the regionally extensive Lower to Middle Jurassic Hazelton Group.  The Hazelton Group can be further subdivided into the Jack, Betty Creek, Spatsizi, Iskut River, Mt. Dilworth and Quock Formations (arranged from oldest to youngest).  The stratigraphy in the immediate area of the property consists of an upright succession of andesite, marine sediments, intermediate to felsic volcaniclastic rocks, rhyolite, contact mudstone (host to the main Eskay Creek deposits), and basaltic/andesitic sills and flows.  This sequence is overlain by mudstones and conglomerates of the Bowser Lake Group.  These rocks are folded into a gently, northeast-plunging fold, the Eskay Anticline, and are cut by north-, northwest- and northeast-trending fault structures.

Regional metamorphic grade in the area is lower greenschist facies.  Alteration in the footwall volcanic units is characterized by a combination of pervasive quartz–sericite–pyrite, potassium feldspar, chlorite and silica.  Intense alteration zones are locally associated with sulphide veins that contain pyrite, sphalerite, galena, and chalcopyrite.  An intense, tabular-shaped blanket of chlorite–sericite alteration, up to 20 m thick, occurs in the Eskay Rhyolite member, immediately below the contact with the main stratiform sulphide mineralization.

Several styles of stratiform and discordant mineralization are present at the Eskay Creek Project, defined over an area approximately 1,400 m long and as much as 300 m wide.  Distinct zones have been defined by variations in location, mineralogy, texture, and precious metal grades.

Stratiform-style mineralization is hosted in black carbonaceous mudstone and sericitic tuffaceous mudstone of the Contact Mudstone (Iskut River Formation), located between the footwall Eskay Rhyolite member and the hanging wall Willow Ridge andesite unit.  The stratiform hosted zones include the 21B Zone, the NEX Zone, the 21A Zone (characterized by arsenic–antimony–mercury sulphides),

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the 21C Zone, the 21Be Zone and the 21E Zone.  Stratigraphically above the Contact Mudstone, and usually above the first basaltic sill, the mudstones also host a localized body of base metal-rich, relatively precious metal-poor, massive sulphides referred to as the Hanging Wall or HW Zone.

Stockwork and discordant style mineralization at Eskay Creek is hosted in the rhyolite footwall within the PMP Zone, the 109 Zone, the 21A Zone the 21B Zone, the 21C Zone, the 21E Zone, the NEX Zone and 22 Zone.  The PMP Zone is characterized by pyrite, sphalerite, galena, and chalcopyrite-rich veins and veinlets hosted in strongly sericitized and chloritized rhyolite.  The 109 Zone consists of gold-rich quartz veins with sphalerite, galena, pyrite, and chalcopyrite associated with abundant carbonaceous material hosted predominantly in siliceous rhyolite.  The 21A, 21B, 21C, NEX and 21E Zones consist of very fine-grained cryptic pyrite with rare sphalerite and galena in sericitized rhyolite.  The 22 Zone consists of cross-cutting arsenopyrite, stibnite and tetrahedrite veins hosted in massive to pyroclastic facies rhyolite.

There is significant remaining exploration potential in the Eskay Creek deposit and environs.  Exploration targets include syn-volcanic feeder structures at depth and along strike; mineralization hosted within the largely unexplored Lower Mudstone horizon; and the in the vicinity of the 22 Zone, which remains open along strike and at depth.  Due to limited legacy exploratory drilling in the area between the 21A and 22 Zones, additional opportunities exist to discover and delineate near-surface, rhyolite-hosted feeder mineralization.

Legacy Drilling Programs

Limited information is available for procedures used during the exploration programs carried out before 2004.  The drill core was logged using DLOG computer programs for data entry as well as for drill log printing.  Information collected included lithology, mineralization, textural descriptions, rock colour, structure, core recovery, and rock quality designation (RQD).  Skeena currently does not have access to the legacy RQD and recovery data.  Underground collar location surveys were performed by the mine surveyors.  These provided accurate collar locations for the holes, and a check on the initial azimuth and dip was recorded for each drill hole.

Prior to 2004, most of the underground drill holes in the database were surveyed downhole using a Sperry Sun Single Shot instrument, with readings taken every 60 m, or by acid tubes, with readings every 30 m.  In early 2004, downhole surveying used an Icefield Tools M13 instrument.  This provided azimuths and dips for each hole every 3 m down the hole.  Readings were reviewed by staff and inaccurate entries were removed from the database.  All collar and survey information were tabulated in master files within the DLOG computer program.  Completed logs were printed and the information was exported into ACAD and Vulcan software to facilitate plotting drill hole location maps and cross-sections.

Skeena Drilling Program

During the Skeena drill program, core was geologically logged for lithology, alteration, veining, mineralization, and structural features.  Geotechnical data such as recovery, RQD, longest stick, and magnetic susceptibility were recorded.  Skeena recorded geological and geotechnical information into a GeoSpark database.  Core was photographed wet.  Surface drill hole collars were initially located using hand-held global positioning system (GPS) units and surveyed at the end of the drill program using a Trimble differential GPS (DGPS).  Down hole orientation surveys for surface drill holes were taken approximately every 30 m down the hole using a multi-shot Reflex orientation tool.

Drill hole spacing throughout the deposit varies from 5 m, where underground production drilling encountered complex areas, to 25 m at the surface.  The average drill hole spacing is approximately 10–15 m throughout the deposit.  For surface drill holes, mineralization true width approximates 70–100% of drilled width; for underground drill holes positioned on single platforms and drilled in radiating fans, true drilling widths are more variable.

Historically, sampling at Eskay Creek was selective and primarily based on visual estimations of sulphide percent.  All sample intervals sent to the laboratory were tested for gold and silver; however, lead, copper, zinc, mercury, antimony, and arsenic were inconsistently sampled from one drilling campaign to the next.  For underground drilling, lead, copper, zinc, mercury, antimony, and arsenic were assayed when samples exceeded 8 g/t gold equivalent (AuEq, where AuEq equaled Au + (Ag/68)).  Legacy sampling intervals were variable.  Prior to 2003, sample intervals varied from about 0.25 m up to 1.5 m though the optimum sample interval was 1.0 m.  Sample intervals were always contained within one geological unit and did not straddle contacts.  During 2004, sample intervals were typically on 1 m intervals, but smaller increments were applied where necessary to honour geological contacts.

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During Skeena’s drill programs, 1 m assay intervals were established when visible mineralization was first observed, and then uniform intervals were continued down the drill length until there is no evidence of mineralization.  Assay intervals honoured geological contacts to a minimum of 0.5 m and a maximum of 1.5 m.

Specific Gravity

Specific gravity (SG) measurements collected during legacy programs were collected from drill core in 1996 (250 measurements from 20 drill holes) and 1997 (84 measurements from seven drill holes), using the water displacement method.  SG models were subsequently created using a formula that was experimentally derived based on comparisons between actual measurements and analyses.  The following formula was used:

SG = (Pb + Zn + Cu) x 0.03491 + 2.67;

where all metals are reported in percent.

A default SG value of 2.67 was applied to samples for which base metals were not reported.  This is the average value of unmineralized rhyolite and mudstone host rocks combined.  The measured SG values from the early drill programs were primarily from relatively low base metal, 21B-style mineralization. The formula is therefore likely biased on the low side for rocks with higher base metal content.  During the Skeena programs, SG samples were collected one in every 20 m down the hole and measured using the water displacement method.

Legacy Assay Programs and Protocols

Legacy laboratories used for sample preparation and analysis, where known, include: Independent Plasma Laboratories (“IPL”; independent, accreditations not known) and the Eskay Creek Project mine laboratory (not independent, not accredited).

Legacy sample preparation and analytical methods included:

IPL:  crushed to -10 mesh, riffle split and 250 g pulverized to -15 mesh. Gold was assayed by fire assay (30 g) with an atomic absorption (AA) finish.  All gold values >1.00 g/t were re-assayed by fire assay (30 g) and finished gravimetrically.  Silver was assayed by fire assay (30 g) with an AA finish.  Analysis for lead, zinc, copper, arsenic, and antimony was done by an ore grade assay method using AA.  Mercury analysis consisted of an aqua regia digestion and inductively-coupled plasma (ICP) finish; Legacy Eskay Mine laboratory:  jaw-crushed to -⅛ inch, riffle split and pulverization of 250–300 g.  Gold was assayed by fire assay (10 g) with an AA finish.  For analysis for zinc, antimony, copper, and lead, a 0.20g sample was digested in a heated solution of tartaric, nitric, perchloric and hydrochloric acids, and finished by AA.  For mercury and arsenic, a 1.00 g sample was digested in a heated solution of nitric, perchloric and hydrochloric acids and finished by AA.

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Skeena Assay Programs and Protocols

Skeena used the ALS sample preparation facility in Kamloops (ALS Kamloops), which is independent and accredited. All analyses were completed at the ALS facility in Vancouver (ALS Vancouver), which holds ISO17025 accreditation for selected analytical methods. Both these laboratories are independent of Skeena. SGS Canada, located in Burnaby, British Columbia, was used to independently test pulp duplicates and a select number of standards. SGS holds ISO 17025 accreditations for selected analytical techniques.

During the Skeena programs, all samples were initially sent and prepared at ALS Kamloops after which the pulp samples were split and shipped for analysis to ALS Vancouver.  Sample preparation involved crushing to better than 70% passing 2 mm 10 mesh screen and pulverizing to better than 85% passing a 75 µm 200 mesh screen.

Gold assays were performed on 50 g samples by fire assay and atomic absorption (ALS code: Au-AA26) with a lower and upper detection limit of 0.01 g/t and 100 g/t, respectively.  For assays above the upper detection limit then samples were analysed by fire assay with a gravimetric finish (ALS code: Au-GRA22) with lower and upper detection limits of 0.05 g/t and 10,000 g/t Au, respectively. Silver assays were performed on 50 g samples by fire assay and gravimetric finish (ALS code: Ag-GRA22) with lower and upper detection limits of 5 g/t and 10,000 g/t, respectively.  For assays above the upper detection limit, a concentrate and bullion grade fire assay and gravimetric finish were performed (ALS code: Ag-CON01) with lower and upper detection limits of 0.7 g/t Ag and 995,000 g/t Ag, respectively.

Multi-element assays were performed using a combination of digest and finish methods: a 0.25 g sample using a four-acid digest followed by an ICP atomic emission spectroscopy (AES) finish (ALS code: ME-ICP61), and a 0.1 g sample using lithium borate fusion followed by an ICP-MS finish (ALS code: ME-MS81).  This combination in assay methods for the multi-elements ensured that the range of concentrations for all elements of interest, particularly for antimony, were covered.  In the Skeena database, the ICP-AES finish method took precedence.  A limited number of samples exceeded the upper limits for silver, arsenic, copper, lead and zinc.  For these samples, the laboratory was instructed to apply overlimit methods on a 0.4 g sample (ALS code: OG62) using a four-acid digest and ICP or AAS finish.  Sulphur overlimit were re-analysed using the total sulphur Leco furnace method using a 0.1 g sample (ALS code: S-IR08) with a lower detection limit of 0.01% and upper detection limit of 50%. Mercury was separately analysed using low temperature aqua regia digestion followed by an ICP-AES finish (ALS code: Hg-ICP42) with a lower detection limit of 1 ppm and an upper detection limit of 100,000 ppm Legacy QA/QC Program.

The Eskay Creek Project team initiated quality assurance and quality control (QA/QC) measures into their sample stream in 1997.  With progressive years the QA/QC protocol became more comprehensive and detailed.  Prior to 2002, there was no formal QA/QC program in place; however, the Eskay Creek mine laboratory and IPL were regularly monitored using pulp duplicates. In 2003, the Eskay mine laboratory started to implement QA/QC procedures into the sampling process.  Control blanks and standard reference materials (SRMs) were added to the sample stream.  Acme inserted their own in-house SRMs, blanks and pulp repeats into the sample stream.  Acme also routinely used preparation, pulp and reject duplicates.  An official QA/QC program was undertaken in 2004 whereby the Eskay Creek exploration team added SRMs, blanks and field duplicates to the sample stream and submitted them to Acme for checking.  Sample repeatability at Eskay Creek was closely monitored during the 2004 drilling campaign by the regular insertion of field duplicates into the sample stream.  Field duplicates at the Eskay mine laboratory performed well with the duplicate sample set.

An audit was conducted on the 2004 QA/QC results and procedures by Dr. Barry Smee, of Smee & Associates Consulting Ltd. The findings from the analysis identified a low bias in relation to Acme’s internal SRMs for both aqua regia and fire assay methods. Acme corrected the inconsistencies with batch repeats. The sampling precision by means of using duplicate preparation and pulp samples was found to be within acceptable limits.

Skeena QA/QC Program

Skeena implemented a formal QA/QC program from the inception of their 2018 Phase 1 drilling program, consisting of blanks, duplicates and SRMs.  SRMs and blanks were monitored when batches of assay data were first received.  If analyses were outside of the acceptable range after checking for data entry errors, then repeat assay were requested.  Where two or more consecutive SRMs were both biased high or low (more than 105% of the expected value or less than 95% of the expected value) repeat assays were requested.  The laboratory was instructed to retrieve five pulp samples before and after the QC failure.  Duplicate data were also monitored, with Skeena reporting any concerns to the laboratory manager. In early 2018, Skeena obtained access to the legacy database. The database files, assay certificates, drill hole logs, and report files were stored in various locations and in various states of order. No single complete data set was located. Between May and July 2018 Skeena personnel compiled and reviewed all available

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drilling and assay data to rebuild and produce a validated database in Microsoft Access format. The legacy database originated as a Vulcan file that was extracted and used as the building block for the final Skeena legacy database. Once the Skeena legacy database had been rebuilt, it was validated for gaps, overlapping intervals, duplicates, and lower detection limits. Surface drill hole collar locations were checked against the topographic surface for accuracy, and underground drill hole collar locations were checked against underground development wireframes. Where available, drill holes collar locations were confirmed from the original drill logs.

Skeena has started working on its own major drilling program to provide additional information within the area of the proposed open pit, support potential upgrades of blocks currently classified as inferred to higher-confidence categories in the 21A, 21E and HW zones, and test for potential mineralization extents. Although a few of the newer drill holes are high-grade and may change the grades locally, those drill holes that are within the existing model should have no material effect on the overall tonnages and average grade of the current mineral resource. The drill spacing is sufficient to support some confidence category upgrades for blocks that have been classified as “inferred" in the block model that supports Skeena’s resource estimate at Section 14 of the Technical Report.

Sampling, Analysis and Data Verification

During 2021, SRK conducted an independent review of the Skeena database which consisted of review of the available legacy data in 2018, and review of the data from the various drilling campaigns. In addition, SRK reviewed the QA/QC programs. Aspects reviewed included:

•

verified assays in the Skeena legacy database against the Eskay Creek Project mine laboratory and IML assay certificates, where assay certificates were available; however, the large number of missing assay certificates was a limitation on the validation effort.

•

checked for missing values, duplicate records, overlapping intervals, sample intervals exceeding maximum collar depths, borehole deviations, drill holes collars versus topography, laboratory certificate vs database values and special values (i.e. non-numeric or less than zero); any errors were reviewed with Skeena personnel;

•

viewed the collar locations of underground drill holes by means of 50 m sections with drill hole volume projections of 25 m; there was no obvious discrepancy between collar location and underground workings; and

•	cross-checked the UTM and mine grid coordinates from 2004 with the Skeena legacy database. The checks confirmed that the imposed UTM-mine grid shift was acceptably accurate.

SRK inspected the 2018 Skeena data for collar survey discrepancies, erroneous downhole deviation paths, and overlapping or missing assay and lithology intervals. All errors found were corrected and the dataset used for resource estimation included the correct values.

SRK also reviewed all available legacy QA/QC data. SRK performed the following data validation steps on the legacy data:

•	SRK independently compiled and merged all available laboratory assay certificates. The total number of certificates matched the compiled Skeena database to within 6%.
•	approximately 5% random samples were selected and checked against the original assay certificates. No apparent errors or omissions were discovered.
•	SRK viewed the samples in 3D to identify for collar and survey discrepancies in relation to the available topographic surface; all errors were addressed and corrected.
•	mine grid coordinates and rotations were validated.
•	sections were viewed to check for discrepancies between underground collar locations and underground working solids; and
•	lithology intervals were checked for overlapping intervals and were resolved when discovered.

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SRK concluded that the results of the QA/QC analysis indicate that the historical data are unbiased. Many assays in the database were validated against the original digital assay certificates. These assays ranged from the years 1999 to 2004, and less than 1% errors were found.

In addition, the data analysed for the Skeena 2018 Phase 1 drilling program was collected and analysed in a systematic and unbiased manner. The data verification of this data did not identify any material issues and the QP is satisfied that the assay data is of suitable quality to be used as the basis for the resource estimate.

SRK conducted an independent review of the historical database as well as the current database used for the 2018, 2019, 2020 Phase 1 and Phase 2 drilling programs. In addition, SRK reviewed the historical and current QA/QC programs and independently analysed the results from these programs.  After the review, SRK concluded that the database was sufficiently reliable for resource estimation.  The results of the QA/QC analysis indicate that the historical data are unbiased. Many assays in the database were validated against the original digital assay certificates. These assays ranged from the years 1999 to 2004, and less than 1% errors were found. In addition, the data analysed for the 2018, 2019, 2020 Phase 1 and Phase 2 drilling programs were collected and analysed in a systematic and unbiased manner. The data verification of this data did not identify any material issues and the QP is satisfied that the assay data are of suitable quality to be used as the basis for the resource estimate.

The QP conducted two site visits, during which time she reviewed surface and underground drill core to confirm the presence and nature of mineralization and appropriateness of the interpreted geological framework, observed abundant mineralization in drill core, verifying the presence, and nature of gold and silver mineralization at the Eskay Creek Project, and verified Skeena’s drilling, sample preparation, handling, security, and chain of custody procedures, surface drill hole locations, and core logs.

Mineral Processing and Metallurgical Testing

Legacy Metallurgical Test Work

The original operating plan was to construct the mining infrastructure at the mine site and transport ore to a processing facility located close to Placer Dome’s Equity Silver mine, near Houston, B.C. In 1996, a test work program was initiated at Process Research Associates with follow up locked-cycle testing at International Metallurgical and Environmental Inc. to evaluate the potential of a gravity/flotation process for upgrading ore from the NEX and 109 Zones into marketable concentrates.  The work indicated that the mineralization could be economically upgraded to a saleable concentrate.  In 1997, Prime completed the engineering and construction of a 150 t/d mill to concentrate the gold and silver values for the NEX and 109 Zones.  Over the next several years, the mill was steadily upgraded and expanded to its final production capacity of 350 t/d.  Since 2008, the mine area has been under a state of reclamation, care, and maintenance.

As part of a preliminary economic assessment conducted in 2019 (the 2019 PEA), test work was completed by Blue Coast Research (Blue Coast) in Parksville BC, including comminution, whole ore leaching, gravity and flotation recovery methods. The process plant flowsheet assumed for the 2019 PEA included flotation recovery of a precious metal concentrate. Several issues were identified during the 2019 PEA test work program associated with high or variable content of non-sulphide gangue (NSG) minerals such as muscovite, illite, chlorite, and silica. This resulted in extended flotation times due to slow kinetics as well as poor filtration properties of some of the final concentrate samples.

Skeena Metallurgical Test Work

In 2020, a comprehensive test work program was completed by Base Metallurgical Laboratories Ltd. of Kamloops, B.C. (Base Met) focused on issues identified in the 2019 PEA and resulted in a modified process flowsheet.  The Base Met program was completed on remaining 2019 PEA test sample material as well as several new drill core samples from the 2018–2020 drill campaigns. Tests included mineralogical analysis, open circuit rougher and rougher/cleaner flotation tests, locked cycle float tests, diagnostic leach and extended gravity-recoverable gold, gravity recovery followed by cleaner flotation, comminution (Bond ball mill work index, impact breakage, abrasion index, IsaMill signature plots) and settling, pressure/vacuum filtration.

For mine planning purposes, several recovery models were developed from the 2021 PFS test work results.  With the wider range of samples tested in the 2021 PFS program, different NSG mineral compositions were found to affect the final concentrate recovery vs. grade curves.

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The recovery equations developed during the 2021 PFS are acceptable for use in the MRMR estimates and life of mine (“LOM”) plan used in financial modelling. These equations were applied to the LOM plan to generate estimates of impurities in a 45 g/t gold final concentrate. With higher-grade material processed in the first three years, arsenic, antimony, and mercury levels are expected to be elevated in the final concentrate, but not impact its saleability. After Year 3, these levels fall to below 1% As, 2% Sb and 1,000 g/t Hg. Sulphur levels are expected to be between 15% and 24% at this gold concentrate grade.

Mineral Resource and Reserve Estimates

The mineral resource estimate prepared by Skeena and reviewed and validated by SRK is primarily based upon legacy diamond drilling completed by the previous operator; however, additional holes drilled by Skeena from 2018 to January 2021 have been included. The database used in estimation contains 7,583 legacy surface and underground diamond drill holes totalling 651,332 m, and 751 additional surface holes drilled by Skeena (104,740 m).

A litho-structural model was constructed in Leapfrog GeoTM software with three main lithologies (footwall rhyolite, contact mudstone, and hanging wall andesite) and five faults recognized as significant for modelling purposes.2

Mineralization domains were created in Leapfrog GeoTM (Seequent) using two distinct methods: (1) an Indicator RBF Interpolant utilizing a nominal cut-off grade of 0.5 g/t AuEq and probability of 50% was used for the Contact Mudstone domains and (2) the Interval Selection tool using a 0.5 g/t AuEq cut-off was the method of choice for the mineralization domains in the remaining lithology types. Two small solids were manually created in Vulcan software for the WT domain.  The mineralization domains were separated into major fault block and historical mining zones, and each domain was modified or reassessed individually to consider presiding mineralization features.  In 2021, mineralization in the Lower Package (LP) was modelled. The LP sits below the previously mined domains, in the Lower Mudstones, Dacite, and less commonly in the Even Lower Mudstones and Footwall Andesite.

For the open pit model, grades were estimated into eleven mineralization domains, and a one low-grade envelope domain. For the underground model, grades were estimated into five mineralization domains below the bottom of the optimized resource pit and were reported as resources potentially amenable to underground mining methods (22, HW, NEX, WT and the LP). Each of the models were optimized based on the defining mining scenario.

Two block models were created:

•	an open pit model using 9x9x4 m parent block sizes, with sub-block sizes of 3x3x2 m; and
•	an underground model using 3x3x2 m parent block sizes, with 1x1x1 m sub-block sizes.
•

Assays were composited from assays honouring the relevant mineralization domain boundaries to 2 m lengths for the open pit model, and 1 m lengths for the underground model.  Grades within each domain were then capped within hard domain boundaries. Gold capping values in the mineralization domains ranged from 2–650 g/t Au and silver capping values ranged from no capping to–25,000 g/t Ag.

•

Variograms were used to assess for grade continuity, spatial variability in the estimation domains, sample search distances, and kriging parameters. A dynamic surface, modelled along the Contact Mudstone basal contact, was used to incrementally modify the anisotropic search orientation during interpolation in the 21A, 21B, 21C and Lower Mudstone.  The remaining zones used the orientation defined by the variogram.

•

Ordinary kriging was used for the estimation of gold and silver in all domains, except for the low grade shell which captured mineralization outside the mineralization domains in the open pit model. Gold and silver grades were estimated using three passes with increasing search radii based on variogram ranges. Pass 1 approximated 2/3 of the range of the variogram, pass 2 equalled the variogram range and Pass 3 equalled 2.5 X the variogram range.  A hard boundary was applied within a 3 m restriction domain to limit the spread of high-grade values from mined-out intervals into the remaining resources area.

•

For the open pit model, the Measured category is defined by blocks interpolated during Pass 1 using a minimum of four drill holes, a kriging variance of <0.3 and an average distance of less than 15m to the gold composites. The Indicated category is defined by blocks interpolated during Pass 1 and 2 only, using a minimum of four holes.  The Inferred category is defined by

2 See footnotes to Resources tables, below

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blocks interpolated during Pass 1, 2 and 3 using a minimum of 2 holes and a kriging variance of less than 0.8. In areas where blocks were interpolated during Pass 1 or 2, but continuity was insufficient or blocks were isolated, the blocks were reclassified to Inferred on a visual basis. Blocks in the low-grade envelope were classified as Inferred only if a minimum of three drill holes were used.

•

For the Underground model, the Measured category was defined by blocks interpolated during Pass 1 using a minimum of 4 drill holes and an average distance of less than 15m to the gold composites.  The Indicated category is defined by blocks interpolated during Pass 1 and 2 using a minimum of three holes and the Inferred category was defined by blocks interpolated using pass 1, 2 or 3 and a minimum of 2 drill holes.  A low-grade envelope was not used in the underground model.

•

SRK is of the opinion that the current mineral resource estimate is a reasonable representation of the global gold and silver grades and tonnage at the current level of sampling and can be categorized as Measured, Indicated and Inferred based on quality data, data density and geological understanding.

•	Block tonnage was estimated from volumes using bulk density values projected from defining rock type groups. Specific gravity values coded into the block model range from 2.66 g/cm3 to 3.0 g/cm3.
•

The epithermal suite of elements (antimony, mercury, and arsenic), base metals (lead, copper, and zinc) and metallurgical elements (iron and sulphur) were estimated into the open pit block model to provide results for the metallurgical study. A high degree of variability of the epithermal elements exists between the different zones and rock types, and elevated concentrations occur in localized zones/pods. The Contact Mudstone lithology within the 21A and 21B Zones have elevated levels of arsenic, mercury, and antimony as compared to the rest of the mineralization domains at the Eskay Creek Project. The 21A Domain is geologically and geochemically equivalent to the 21B Domain which accounted for the bulk of mineralization historically mined at the Eskay Creek Project. Blending of the 21B mineralized material with less deleterious material from other domains diluted these penalty elements thus reducing smelter penalties which allowed a profitable head grade to be maintained. A blending scenario, like the one historically adopted, is the expected approach for future mine and process planning.

•

Most of the remaining mineralization on a tonnage basis at Eskay Creek is hosted in the rhyolite lithology, which is not enriched in the exhalative epithermal suite of elements (mercury–arsenic–antimony). Preferential historical development and mining of the bonanza-grade mineralization hosted in the Contact Mudstone resulted in extensive depletion of resources in this rock type. The 2021 pit-constrained estimate indicates that on a tonnage weighted basis, 68% of the resource is hosted within the rhyolite facies with only 30% hosted in the remaining unmined mudstones/hanging-wall andesite and less than 2% is within the footwall Dacite

•

SRK considers mineralization at the Eskay Creek Project to have reasonable prospects for economic extraction in both open pit domains (ENV, 22, 21A, 21C, 21B, 21Be, 21E, HW, NEX, PMP, 109 and LP) and g underground domains (22, HW, NEX, WT, and LP). All mineral resources potentially amenable to underground mining methods occur immediately adjacent to, or within 100 m of existing underground infrastructure, of which all lifts and stopes have been duly backfilled. In addition to the required resource depletion applied to all historical workings, the mineralized material resources within 0.2 m of any historical working were excluded from the mineral resource estimate considered amenable to open pit mining methods. Similarly, any mineralization within 1 m of any historical working was excluded from the estimate of mineral resources potentially amenable to underground mining methods.

•

To determine the quantities of material offering “reasonable prospects for eventual economic extraction” by open pit methods, SRK used a pit optimizer and reasonable mining assumptions to evaluate the proportion of the block model (Measured, Indicated, and Inferred blocks) that could be “reasonably expected” to be mined from the open pit.  To determine the “reasonable prospects for eventual economic extraction” by underground methods, SRK used reasonable mining assumptions to create stope optimized shapes using long hole and drift and fill mining methods that could be “reasonably expected” to be mined from underground.

•

The cut-off grade for the open pit model was determined to be 0.66 g/t AuEQ; however, a pit constrained cut-off of 0.7 g/t AuEQ was selected for the estimate reporting. The long-hole mining and drift-and-fill underground mining method cut-off grades were calculated to be 2.4 g/t AuEQ and 2.8 g/t AuEQ, respectively. In the underground scenario, the steeply-dipping

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WT Domain was determined to be potentially amenable to the long-hole mining method, while the NEX, HW, 22 and LP Zones were more potentially amenable to the drift-and-fill mining method.

•	The Open Pit Mineral Resource Statement Reported at 0.7 g/t AuEq Cut-Off Grade

The Open Pit Mineral Resource Statement Reported at 0.7 g/t AuEq Cut-Off Grade

		GRADE			CONTAINED OUNCES
Domain	TONNES	AUEQ	AU	AG	AUEQ	AU	AG
	(000)	G/T	G/T	G/T	OZ (000)	OZ (000)	OZ (000)
MEASURED
21A	1,863	4.9	3.9	71.8	291	233	4,303
21C	4,497	3.6	2.9	51.4	524	423	7,425
21B	1,997	10.9	7.4	257.5	697	474	16,533
21Be	1,640	8.8	5.8	220.5	462	305	11,630

21E	743	3.2	2.2	75.0	77	52	1,793
HW	919	5.8	3.6	163.9	172	107	4,840
NEX	4,540	5.5	3.8	125.2	804	557	18,271
WT	67	3.4	3.0	31.2	7	6	67
PMP	239	5.6	4.3	95.1	43	33	731
109	754	5.5	5.3	12.4	132	128	300
LP	52	1.2	1.1	9.2	2	2	15
TOTAL MEASURED	17,312	5.8	4.2	118	3,213	2,322	65,908
INDICATED
22	3,445	2.1	1.4	48.2	230	158	5,334
21A	3,764	3.4	2.7	46.1	406	330	5,583
21C	1,648	2.6	2.1	38.4	139	112	2,036
21B	3,100	3.9	2.9	75.3	390	289	7,501
21Be	848	5.1	3.9	92.4	140	105	2,522
21E	642	2.7	1.8	60.8	55	38	1,235
HW	1,470	3.9	2.5	104.5	185	118	4,938
NEX	3,171	2.4	1.8	40.3	244	188	4,104
WT	290	2.5	2.2	23.0	23	20	214
PMP	198	3.2	2.6	47.9	21	16	305
109	301	2.2	2.0	12.1	21	19	117
LP	1,465	1.1	0.9	9.6	51	45	545
TOTAL INDICATED	20,342	2.9	2.2	52.5	1,903	1,439	34,362
MEASURED + INDICATED
22	3,445	2.1	1.4	48.2	230	158	5,334
21A	5,627	3.8	3.1	54.6	696	563	9,887
21C	6,145	3.4	2.7	47.9	663	535	9,461
21B	5,096	6.6	4.7	146.7	1,087	762	24,033
21Be	2,489	7.5	5.1	176.8	602	411	14,152

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21E	1,385	2.9	2.0	68.4	131	90	3,047

HW	2,388	4.7	2.9	127.3	357	225	9,778
NEX	7,711	4.2	3.0	90.3	1,048	746	22,375
WT	358	2.7	2.3	24.5	31	27	282
PMP	437	4.5	3.5	73.7	64	50	1,036
109	1,055	4.5	4.3	12.3	153	148	416
LP	1,517	1.1	0.9	9.6	53	46	470
TOTAL M & I	37,654	4.2	3.1	82.8	5,116	3,761	100,270
INFERRED
ENV	2,836	1.1	0.8	17.1	98	77	1,562
22	316	1.4	1.0	26.2	14	10	266
21A	938	1.1	0.8	24.5	34	24	739
21C	50	3.0	2.3	53.0	5	4	86
21B	564	2.0	1.6	26.0	36	30	471
21Be	22	3.3	2.7	41.0	2	2	29
21E	6	2.5	1.9	42.9	0.5	0.3	9
HW	324	3.3	2.0	92.0	34	21	958
NEX	30	2.5	2.1	25.7	2	2	25
WT	0.06	1.2	1.1	8.6	0.03	0.02	0.02
PMP	7	3.2	2.2	74.4	0.7	0.5	17
109	0.1	1.6	1.6	3.7	0.06	0.06	0.0
LP	145	1.0	2.3	9.0	5	4	40
TOTAL INFERRED	5,239	1.4	1.0	25.0	231	174	4,203

Underground Mineral Resource Statement Reported at a 2.4 g/t AuEQ Cut-Off Grade for Long-Hole Mining and 2.8 g/t AuEQ Cut-Off Grade for Drift-and Fill-Mining

		GRADE			CONTAINED OUNCES
Domain	TONNES	AUEQ	AU	AG	AUEQ	AU	AG
	(000)	G/T	G/T	G/T	OZ (000)	OZ (000)	OZ (000)
MEASURED
WT	102	6.0	5.9	13.3	20	19	44
HW	19	5.7	4.5	95.3	3	3	57
NEX	222	6.2	5.0	90.3	44	36	645
LP	2	6.7	6.4	18.7	0.5	0.4	1
TOTAL MEASURED	345	6.1	5.2	67.3	68	58	747
INDICATED
WT	215	5.4	5.3	10.4	38	37	72
22	61	6.5	4.9	117.2	13	10	230
HW	20	5.9	4.7	94.0	4	3	62
NEX	87	5.7	5.0	54.4	16	14	152
LP	123	4.3	4.1	17.0	17	16	67

Annual Information Form 2021 | 35

TOTAL INDICATED	506	5.3	4.9	35.8	87	79	583
MEASURED + INDICATED
22	61	6.5	4.9	117.2	13	10	230
WT	317	5.6	5.5	11.3	58	56	116
HW	39	5.9	4.6	94.6	7	6	119
NEX	309	6.1	5.0	80.1	60	50	797
LP	125	4.3	4.1	17.0	17	16	68
TOTAL M & I	851	5.7	5.0	48.6	155	137	1,330
INFERRED
WT	79	4.6	4.5	7.2	12	11	18
22	221	5.5	4.1	99.4	39	29	706
HW	1	5.3	4.2	83.1	103	81	2
LP	129	4	3.8	14.6	17	16	61
TOTAL INFERRED	429	4.9	4.1	57.0	67	57	787

Notes to accompany the Mineral Resource estimate statement:

1.	Mineral Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2.	The Qualified Person for the estimate is Ms. Sheila Ulansky, PGeo of SRK Consulting (Canada) who reviewed and validated the Mineral Resource estimate.
3.	The effective date of the Mineral Resource estimate is April 7, 2021.
4.	The number of metric tonnes and ounces were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding.
5.	Open pit-constrained Mineral Resources are reported in relation to a conceptual pit shell.
6.

Reported underground Mineral Resources are exclusive of the Mineral Resources reported within the conceptual pit shell and reported using stope optimized shapes based on long-hole and drift-and-fill mining methods.

7.	Block tonnage was estimated from average specific gravity measurements using lithology groupings.
8.	All composites were capped where appropriate.
9.

Mineral Resources potentially amenable to open pit mining methods are reported at a cut-off grade of 0.7 g/t AuEQ and Mineral Resources potentially amenable to underground mining methods are reported at a cut-off grade of 2.4 g/t AuEQ for long-hole methods and 2.8 g/t AuEQ for drift-and-fill methods.

10.

Cut-off grades are based on a price of US$1,700/oz Au US$23/oz Ag, and gold recoveries of 90%, silver recoveries of 80% and without considering revenues from other metals. AuEQ = Au (g/t) + (Ag (g/t)/74).

11.	Open pit key assumptions for reasonable prospects of eventual economic extraction are as follows:
11.1	An overall pit wall angle of 45º;
11.2	A reference mining cost of US$3.00/t mined:
11.3	A processing cost of US$15.50/t processed;
11.4	General and administrative costs of US$6.00/t processed;
11.5	Mining dilution of 5%; Mining recovery of 95%;
11.6	Transportation and refining costs of US$25/oz AuEQ;
12.	Underground key assumptions for reasonable prospects of eventual economic extraction are as follows:
12.1	A reference mining cost of US$80/t mined;
12.2	A processing cost of US$25/t milled;

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12.3	General and administrative costs of US$12/t milled;
12.4	All in costs of US$117/t milled; o Transportation and refining costs of US$25/oz AuEQ;
13.	Estimates use metric units (metres, tonnes and g/t). Metals are reported in troy ounces (metric tonne * grade / 31.10348)
14.	The 2014 CIM Definition Standards were used for the reporting of Mineral Resources
15.

Neither Skeena nor SRK is aware of any known environmentally, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the Mineral Resource estimates.

Mining Operations

An open-pit mining scenario is the basis for the current plan; underground precious metal resource contributions are not being considered at this time. The owner-operated, leased mining fleet will utilize conventional truck and shovel methods with 22m3 shovels and 144 tonne haul trucks. Support equipment will include track dozers, graders and hydraulic excavators; additional support equipment to maintain production during seasonal periods of high snowfall has also been incorporated into the plan.

The mine schedule plans to deliver 26.4 Mt of mill feed grading 3.37 g/t Au and 94.4 g/t Ag over a mine life of 10 years.  Waste tonnage totalling 212 Mt will be placed into either non-acid generating (NAG) or potentially acid-generating (PAG) waste destinations.  The overall strip ratio is estimated at 8.0:1.  The mine schedule assumed a maximum of 2.9 Mt/a of feed will be sent to the process facility using a suitable ramp-up in year 1.  A maximum descent rate of eight benches per year per phase was applied. Open-pit mining dilution assumed a 1.25 metre thickness of waste contact dilution.

Conservative pit slopes were applied to the mine design with recognition of areas that exhibit lower rock quality. Default Inter Ramp Angles (IRA) are 46 degrees throughout the hanging wall andesites and footwall rhyolites, with 34-degree IRA slope allowance in the less competent mudstones. Batter angles of 70 degrees have been applied throughout the entire design.

Processing and Recovery Operations

The plant will process ore at a nominal rate of 2.9 Mt/for Years 1 to 4 and 2.7 Mt/for the remaining years with an average head grade of 3.2 g/t Au and 94 g/t Ag.  The ore becomes harder and more competent after the first four years of operation. The plant is designed to operate two shifts per day, 365 d/a with an overall plant availability of 92%. The process plant feed will be supplied from the Eskay Creek open pit mine and the process plant will produce gold concentrate to be sold to refineries.

The process plant will consist of the following areas:

•	Single stage crushing circuit (jaw), fed from the open pit mine.
•	Coarse ore stockpile with reclaim system, fed from an overland conveyor.
•	Primary grinding including a SAG (Semi Autogenous Grinding) mill, pebble crusher (installed at Year 4), and ball mill in closed circuit with hydro cyclones.
•	Rougher flotation with conventional concentrate regrind and two stages of cleaning.
•	Slimes classification via two stages of hydro cycloning, fed from the rougher flotation tails.
•	Secondary grinding and scavenger flotation, fed from the slimes circuit underflow.
•	Fines flotation and two stages of cleaning, fed from the slimes circuit overflow.
•	Concentrate thickening, storage, and filtration.
•	Concentrate load-out by way of front-end loader filling concentrate transportation.
•	Final tailings pumping to the TMSF.

Infrastructure, Permitting and Compliance Activities

Infrastructure to support the Eskay Creek Project will consist of site civil work, site facilities/building, a water system, and site electrical.  Site facilities will include both mine and process facilities:

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•

Mine:  administration offices, truck shop and warehouse, tire repair shop, mine workshop, mine dry, fuel storage and distribution, mobile equipment, temporary camp for accommodating construction crew, permanent camp facility and miscellaneous facilities.

•	Process: process plant, crusher facility, process plant workshop and assay laboratory.
•	Services: security, information technology, potable water, fire water, compressed air, power, diesel, communication, and sanitary systems.

Waste material storage:

Tom MacKay Storage Facility (TMSF) and other

The existing TMSF was selected as the preferred tailings storage option since it is permitted as a tailings storage facility.  The TMSF will have sufficient capacity to contain 76.7 Mt of tailings and PAG waste rock and will be constructed in two phases over the LOM based on storage and operating criteria.

The tailings and PAG waste rock embankments at Eskay are designed in accordance with Canadian Dam Association (CDA) “Dam Safety Guidelines” (CDA 2007; 2013), which also provides guidelines in evaluating the classification of dams in terms of the consequence of failure.  Based on the dam breach analysis and expected area of inundation downstream of the tailings and PAG waste rock storage facility, the consequence of a dam failure based on HSRC Guidance Document, Section 3.4 (BC Ministry of Energy and Mines 2016) and CDA (2013) Dam Safety Guidelines is “very high” for the TMSF.  Therefore, the facility was design in accordance with those guidelines.

The TMSF is designed to be founded on bedrock with low permeability characteristics to limit seepage below the embankment.  The overall design objective of the TMSF is to protect the regional groundwater and source waters resources during both operations and over the long term (after closure).  TMSF development will be phased with downstream embankment construction methodology.  NAG mine waste from the pit will be used as the primary construction material. The upstream side of the embankment will be lined with a geomembrane to minimize potential seepage through the dams. Between the geomembrane liner and the waste rock shell will be a filter zone and low permeability zone to aid in minimizing seepage through the embankments.  A floating turbidity fence will be installed between the embankment and the waste rock storage area to reduce and/or eliminate the passage of fine-grained suspended solids that would otherwise be discharged downstream.

The operational plan of the TMSF is to deposit slurry tailings at the south end of the facility and PAG waste rock at the north end of the facility.  PAG waste rock deposition will use a causeway approach, depositing waste across the facility from west to east.  The causeways will be constructed 2 m above the water surface with a crest width of 65 m to provide sufficient operating area for haul trucks, dozers, and a dragline excavator.  Once completed the next causeway will be constructed next to the completed causeway.  During the construction of the next causeway, a dozer and dragline excavator will remove the upper 5 m and place the material to the south of the causeway to minimize sediment migration toward the north due to excavation operations.  The final height of the causeway will be 3 m below the water surface.

Tailings will be slurried from the process plant to the TMSF by way of a pipeline, which would extend onto the TMSF to a floating barge.  Due to the fine ore grind (P80 = 45 µm), the end of the pipeline will be positioned close to the bottom of facility (deposited tailings) to maximize settling and minimize entrainment of fine particles to the surface of the TMSF.  The minimum water depth over the tailings would be 3 m during operations and 6 m at closure to prevent both wind and ice remobilization of the tailings.  The TMSF has sufficient capacity to store tailings with three small embankments (an average less than 10 m) during the initial years of operations while maintaining 3 m (3–5 Mm3) of water cover over the tailings bed and PAG waste rock.  In year 4 of operations, a single raise of the three embankments (less than a total height of 50 m) will be required to be constructed, so as to store the balance of the LOM tailings and PAG waste rock while maintaining 3 m of water cover during operations and 6 m of water cover at post-closure.

Pit water will be sent directly to a water treatment plant (WTP), then to D7 polishing ponds, and finally to Ketchum Creek during pre-production.  The water treatment plant’s maximum capacity has been designed to accommodate the pit water with additional treatment capacity.  The WTP has a capacity of approximately 150 L/s, which supports pre-production operations.  Once the tailings pipeline is installed and operations begin, pit water will report to the tailings mixing tank at the plant and sent with the tailings in the tailing's transportation pipeline to the TMSF.  As the open pit becomes larger, pit dewatering flow rates will increase. The pit dewater flow to the tailings mixing tank will range from 65.5 to 376.3 L/s during the mine life.

The WDW water management includes both contact and non-contact water management structures. The facility is located in a small watershed. The non-contact water will pass underneath the facility in a rock drain that converts to 2 solid wall HDPE pipes that

Annual Information Form 2021 | 38

discharge water directly into Tom MacKay Creek.  The surface contact water from the WRSF (Waste Rock Storage Facility) will be conveyed in both temporary and permanent diversion channel to contact water 5 Pond to remove sediment 10 microns and above prior to releasing water into Tom MacKay Creek.  The contact water management system was designed for 1:200-year event and the non-contact water management system for 1:475-year event.

The industrial water needs for the Eskay Creek Project, which are estimated to be 113 L/s, will be drawn from the TMSF. Fresh/fire water will be pumped from a local fresh water supply well into a fresh/fire water tank.

The planned camp will be supplied for all its water needs from a local well. It is estimated that the average consumption of water, based on the size of the camp, is 1 L/s. Any effluent coming from the camp will be treated and discharged into the TSF.

No diversion works are anticipated.  There will be inflow of water into the TMSF from direct rainfall and snow and runoff from the surrounding catchment into the TMSF.

The permanent camp will be housed in portable modular units comprising of 260 single occupancy dormitories. The planned camp will be supplied for all its water needs from local wells. Any effluent coming from the camp will be treated and discharged into the TSF.

Eskay Creek Project power will be provided through a 20 km long 69 kV overhead transmission line. The source of power is expected to come from BC Hydro through an interconnection of the Project with the Volcano Creek 287 kV substation.  The estimated power demand for the Eskay Creek Project is 21 MW.

Environmental Considerations

Several environmental studies were completed at the Eskay Creek mine under various owners.  Environmental monitoring was also completed during and after operations. In 2020, Skeena began additional geochemical, environmental, social, economic, heritage and health baseline studies to reflect current environmental and social conditions.  These studies will help refine the Eskay Creek Project design and support applications for provincial and federal regulatory approvals.

The main waste management issue for the Eskay Creek Project is the prevention and control of metal leaching/acid rock drainage (ML/ARD) from the tailings and waste rock.  NAG waste rock will be deposited in two locations: approximately 90% will be stored in the WD-01 facility that will be located to the south of the open pit.  The remaining 10% of the total waste rock will be backfilled in the north pit.  PAG waste rock will be deposited in the TMSF with a water cover.  Tailings will be deposited sub-aqueously in the permitted TMSF with a water cover.  In 2020, a geochemical study was initiated on new waste rock, ore, tailings and overburden sources for the Eskay Creek Project together with the existing tailings in TMSF. The purpose of this study was to update and inform waste management decisions for the Eskay Creek Project design.  To manage the potential for ML/ARD, Skeena has incorporated design features and mitigation measures that are consistent with best practices for waste and water management.

Site water management will be a critical component of the Eskay Creek Project design.  Mine water can be divided into two categories depending on the potential for contamination:

a)

Non-contact water from upstream catchments that has not been in contact with mine workings and surface infrastructure will be kept from water which will meet mine workings and surface infrastructure. Non-contact water will be diverted around the mine site as much as possible;

b)

Contact water will interact with potential sources of contamination including seepage from the WRSF, temporary stockpiles, process water, infrastructure surface runoff, and pit dewatering.  Contact water will be collected and if required, treated to meet permit discharge limits prior to discharge.  Process water will be discharged to the TMSF.

Strategies for water management include collecting surface water from disturbed areas (mine-contact) to manage surface water erosion; recycle mine-contact water whenever possible; treat mine-contact water as required; and monitor water quality to meet discharge standards prior to discharge.

Social Considerations

Annual Information Form 2021 | 39

Skeena is developing an Engagement Plan for the Eskay Creek Project as required by the provincial and federal Environmental Assessment (EA) processes. This plan provides a summary of Skeena’s engagement activities as well as serve as a guide for Skeena’s engagement activities with identified Indigenous Nations and stakeholders throughout the Environmental Assessment /Impact Assessment (EA/IA) process. The Engagement Plan will be submitted with the Initial Project Description to begin the EA/IA process. Ongoing and future engagement and consultation measures by Skeena are driven by best practices as well as Skeena’s internal company policies. These measures will at a minimum comply with federal and provincial regulations.

Skeena recognizes engagement and support of the Eskay Creek Project from Indigenous Nations from initial project design until post closure is critical for the success of the Eskay Creek Project. Skeena is and will consult with local Indigenous Nations to gain that support, yet also recognizes this is part of the EA process at both the provincial and federal level. Engagement with local Indigenous Nations will continue throughout the Eskay Creek Project design, construction, operations, closure, and post-closure. The Eskay Creek Project is located within the traditional territory of the Tahltan Nation and the asserted territory of the Tsetsaut Skii Km Lax Ha. The historical environmental process and subsequent expansions included consultation with the Iskut Band, Tahltan Band, and the Tahltan Central Government.

Skeena will engage and collaborate with federal, provincial, regional, and municipal government agencies and representatives as required with respect to topics such as land and resource management, protected areas, official community plans, environmental and social baseline studies, and effects assessments. Skeena will form a Eskay Creek Project-specific working group at the early stages of the EA/IA process, which will include representatives from many government groups. Skeena will consult with the working group on project-related developments during the EA/IA process. Skeena will consult with the public and relevant stakeholder groups, including tenure holders, businesses, economic development organizations, businesses and contractors (e.g., suppliers and service providers), and special interest groups (e.g. environmental, labour, social, health, and recreation groups), as appropriate.

1Capital and Operating Costs3

Project Capital Cost Estimates ($M) (totals may differ due to rounding):

Mine	Initial ($ M)	Sustaining ($ M)	LOM Total ($ M)
Pre-stripping	88.2	0.0	88.2
Mining equipment	14.1	17.2	31.3
Mine infrastructure	4.0	18.1	22.1
Mine Infrastructure (waste rock storage facility, waste management pond & channels, initial dewatering, water treatment plant, Truck Shop)	13.6	4.7	18.3
Sub-total mine	119.9	40.0	159.9
Processing
Ore handling	17.4		17.4
Processing plant	97.4	1.3	98.7
Tailings and reclaim water	8.1	6.1	14.2
Onsite infrastructure	68.1		68.1
Sub-total processing	191.0	7.4	198.4
Offsite Infrastructure
Access road	4.3		4.3
Power supply	24.9		24.9
Sub-total offsite Infrastructure	29.2		29.2
Sub-total direct costs	340.1	47.4	387.5
Indirect Costs	68.0		68.0

3 All figures taken from the Company’s NI 43-101 PFS Technical Report on the Eskay Creek Project.

Annual Information Form 2021 | 40

Mine	Initial ($ M)	Sustaining ($ M)	LOM Total ($ M)
Sub-total directs + indirect costs	408.1	47.4	455.5
Owner’s costs	27.2		27.2
Total excluding contingency	435.3	47.4	482.7
Project contingency	52.6		52.6
Sub-total	487.9	47.4	535.3
Closure costs		92.4	92.4
Total	487.9	139.8	627.7

Economic Analysis

The results of the economic analyses discussed in this section represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Calendar years used in the financial analysis are provided for conceptual purposes only.  Permits still must be obtained in support of operations, and approval for development to be provided by the Board of Directors.

An engineering economic model was developed to estimate annual pre-tax and post-tax cash flows and sensitivities of the Eskay Creek Project based on a 5% discount rate.  It must be noted, however, that tax estimates involve many complex variables that can only be accurately calculated during operations and, as such, the after-tax results are only approximations.  Sensitivity analysis was performed to assess impact of variations in metal prices, head grades, operating costs and capital costs.  The economic analysis has been run with no inflation (constant dollar basis).

The economic analysis was performed using the following assumptions:

•	Construction period of three years;
•	Mine life of 9.8 years;
•

Base case gold price of US$1,550/oz and silver price of US$22/oz were based on consensus analyst estimates and recently published economic studies. The forecasts used are meant to reflect the average metal price expectation over the life of the Eskay Creek Project. No price inflation or escalation factors were taken into account. Commodity prices can be volatile, and there is the potential for deviation from the forecast;

•	United States to Canadian dollar exchange rate assumption of 0.78 (US$/C$)
•	Cost estimates in constant Q2 2021 C$ with no inflation or escalation factors considered;
•	Results are based on 100% ownership with 2% NSR;
•	Capital costs funded with 100% equity (i.e. no financing costs assumed);
•	All cash flows discounted to start of construction;
•	All metal products are assumed sold in the same year they are produced;
•	Project revenue is derived from the sale of gold concentrate into the international marketplace;
•	No contractual arrangements for smelting or refining currently exist.

At the effective date of the cashflow, the Eskay Creek Project was assumed to be subject to the following tax regime:

•	The Canadian Corporate Income Tax system consists of the federal income tax (15%) and the provincial income tax (12%).
•	The BC Minerals Tax was modelled using a net current proceeds rate of 2% and a net revenue tax rate of 13%.

Annual Information Form 2021 | 41

Total tax payments are estimated to be C$1,145 M over the LOM.

The economic analysis was performed assuming a 5% discount rate. On a pre-tax basis, the net present value discounted at 5% (the “NPV5%”) is C$2,174 M, the internal rate of return (the “IRR”) is 68.3%, and payback is 1.3 years. On an after-tax basis, the NPV5% is C$1,399 M, the IRR is 55.5%, and the payback period is 1.4 years.

A summary of the Eskay Creek Project economics and cash flow is included in the tables below

	Units	Values
General Assumptions
Gold price	(US$)	1,550
Silver price	(US$)	22
Exchange rate	(US$/C$)	0.78
Fuel cost	(C$/litre)	1.18
Power cost	(C$/kWh)	0.06
Discount rate	(%)	5
Net smelter royalty	(%)	2
Contained Metals
Contained gold ounces	(koz)	2,866
Contained silver ounces	(koz)	80,197
Production
Gold recovery	(%)	84.2
Silver recovery	(%)	87.3
LOM gold production	(koz)	2,448
LOM silver production	(koz)	70,902
LOM gold equiv. production	(koz)	3,455
LOM avg. annual gold production	(koz per annum)	249
LOM avg. annual silver production	(koz per annum)	7,222
LOM avg. annual gold equiv. production	(koz per annum)	352
Operating Costs Per Tonne
Mining cost	(C$/t mined)	3.6
Mining cost	(C$/t milled)	30.6
Processing cost	(C$/t milled)	17.2
G&A cost	(C$/t milled)	6.2
Road and bridge maintenance cost	(C$/t milled)	1.0
Total operating costs	(C$/t milled)	55.0
NSR Parameters
Gold payability	(%)	83.9
Silver payability	(%)	83.2

Annual Information Form 2021 | 42

	Units	Values
Transport to smelter	(C$/wmt)	146
Cash Costs and All-in Sustaining Costs
LOM cash cost net of silver by-product	(US$/oz Au)	84
LOM cash cost co-product	(US$/oz AuEQ)	509
LOM AISC net of silver by-product	(US$/oz Au)	138
LOM AISC co-product	(US$/oz AuEQ)	548
Capital Expenditures
Initial capex	(C$M)	488
Sustaining capex	(C$M)	47
Closure capex	(C$M)	92
Economics
Pre-tax NPV (5%)	(C$M)	2,174
Pre-tax IRR	(%)	68.3
Pre-tax payback period	(years)	1.3
Pre-Tax NPV / Initial Capex	(x)	4.5
After-tax NPV (5%)	(C$M)	1,399
After-tax IRR	(%)	56
After-tax payback period	(years)	1.4
After-Tax NPV / Initial Capex	(x)	2.9
Average annual after-tax free cash flow (Year 1–9)	(C$M)	265
LOM after-tax free cash flow	(C$M)	2,118

Annual Information Form 2021 | 43

Projected LOM Cashflow

Exploration, Development, and Production

The Company’s current exploration activities have been focused on the drill conversion of Inferred Resources to the Indicated and Measured categories of Mineral Resources via surface infill drill holes. The Company’s 2019-2020 Phase I drill program concentrated on the 21A, 21B, 21C, 21E, 22 and HW Zones of the Eskay Creek Project deposits and was completed in the latter half of 2020. Overall, the Phase I program involved the drilling of 411 holes totalling 44,238 metres. The Phase II drilling program was initiated immediately after the acquisition of 100% of the Eskay Creek Project from Barrick. The program was designed to infill areas of pit constrained Inferred resources situated within 25 metres of historical mine development. A total of 48,004 metres (336 drill holes), were drilled during the Phase II program. Both drill phases were be incorporated into the Company’s mineral resource update.

Exploratory drilling was performed in both the near mine and regional context in 2020-2021. These combined programs totalled 13,423 metres (50 drill holes).  A 5,257 metre infill program was completed via 45 surface drill holes to upgrade outstanding pit constrained inferred mineral resources. The 2021 regional and near mine exploratory drilling program totalling 12,890 metres resulted in the discovery of the 23 Zone and also the new 21A West Zone.

Additional drilling related studies expected to occur in 2022 are related to exploration, geotechnical and hydrogeological investigations as well as a smaller component of condemnation drilling proximal to the planned mine infrastructure.

Annual Information Form 2021 | 44

DIVIDENDS AND DISTRIBUTIONS

No dividends on the Common Shares have been paid by the Company to date. There are no restrictions in Skeena’s articles or elsewhere which could prevent Skeena from paying dividends. It is not currently contemplated that any dividends will be paid on any Common Shares in the immediate future, as it is anticipated that all available funds will be invested to finance the growth of Skeena’s business. The Board of Directors will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on Skeena’s financial position at the relevant time. Any decision to pay dividends on any shares of Skeena will be made by the Board of Directors on the basis of Skeena’s earnings, financial requirements and other factors existing at such future time, including, but not limited to, commodity prices, production levels, capital expenditure requirements, debt service requirements, if any, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the Business Corporations Act (British Columbia) for the declaration and payment of dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares. As at December 31, 2021, there were 65,392,363 Common Shares issued and outstanding.

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board of Directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution, or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption, or conversion rights, nor do they contain any sinking or purchase fund provisions.

The Company has adopted a stock option plan under which it is authorized to grant Options to officers, directors, employees, and consultants enabling them to acquire Common Shares. The maximum number of Common Shares reserved for issuance of Options that may be granted under the plan is 10% of the issued and outstanding Common Shares, less any Common Shares reserved for issuance as RSU. The Options granted can be exercised for a maximum of 10 years and vest as determined by the Board of Directors. As of December 31, 2021, there were 5,275,124 Options outstanding to purchase 5,275,124 Common Shares.

The Company also has granted 56,074 RSU to certain employees of the Company. The RSU will only vest if such employees remain employed with Skeena on the date that is two years from the date of grant of the RSU. All outstanding RSU vest on January 17, 2022 with the exception of 8,000 which vest October 4, 2023.

In addition, as of December 31, 2021, the Company had common share purchase warrants outstanding, entitling holders thereof to purchase up to an aggregate of 11,250,000 Common Shares.

The Company’s dilutive securities outstanding as of December 31, 2021 are summarized as follows:

Security Type	Common Shares Issuable #	Exercise Price (Average) $	Cash Proceeds if Exercised $
Warrants(1)	2,812,500	$10.80	$30,375,000
Options(2)	5,275,124	$10.18	$53,700,762
RSU(3)	56,074	N/A	N/A

Annual Information Form 2021 | 45

(1)	Details of Warrants Outstanding at December 31, 2021:

Number	Exercise Price $	Date Issued	Expiry Date
2,812,500	$10.80	October 2, 2020	October 2, 2022

(2)	Details of Options Outstanding at December 31, 2021:

Number	Exercise Price $	Date Issued	Expiry Date
16,250	$ 4.00	January 31, 2017	January 31, 2022
67,500	$ 3.08	January 15, 2018	January 15, 2023
28,250	$ 1.64	April 15, 2019	April 15, 2024
131,225	$ 1.80	August 7, 2019	August 7, 2024
494,426	$ 4.16	January 17, 2020	January 17, 2025
671,252	$ 4.48	May 8, 2020	May 8, 2025
50,000	$ 11.72	July 27, 2020	July 27, 2025
1,222,499	$ 10.08	November 27, 2020	November 27, 2025
2,569,822	$ 13.58	June 25, 2021	June 25, 2026
23,900	$ 12.52	October 4, 2021	October 4, 2026

(3)	Details of Unissued RSU Reserved at December 31, 2021:

Number	Exercise Price $	Date Reserved	Vesting Date
48,074	Nil	January 17, 2020	January 17, 2022
8,000	Nil	October 4, 2021	October 4, 2023

The dilutive securities as of the date of this AIF are summarized as follows:

Security Type	Common Shares Issuable #	Exercise Price (Average) $	Cash Proceeds if Exercised $
Warrants(1)	Nil	N/A	N/A
Options(2)	4,824,086	$10.63	$51,280,034
RSU(3)	8,000	N/A	N/A

(1)	Details of Warrants Outstanding as of the date of this AIF:

Number	Exercise Price $	Date Issued	Expiry Date
Nil	N/A	N/A	N/A

Annual Information Form 2021 | 46

(2)	Details of Options Outstanding as of the date of this AIF:

Number	Exercise Price $	Date Issued	Expiry Date
67,500	$3.08	January 15, 2018	January 15, 2023
12,000	$1.64	April 15, 2019	April 15, 2024
43,525	$1.80	August 7, 2019	August 7, 2024
376,919	$4.16	January 17, 2020	January 17, 2025
590,002	$4.48	May 8, 2020	May 8, 2025
50,000	$11.72	July 27, 2020	July 27, 2025
1,099,168	$10.08	November 27, 2020	November 27, 2025
2,561,072	$13.58	June 25, 2021	June 25, 2026
23,900	$12.52	October 4, 2021	October 4, 2026

(3)	Details of Unissued RSU Reserved as of the date of this AIF:

Number	Exercise Price $	Date Reserved	Vesting Date
8,000	Nil	October 4, 2021	October 4, 2023

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares were listed and traded on the TSX under the trading symbol “SKE” throughout 2021 and, on November 1, 2021, the Company received acceptance from and commenced trading on the NYSE. The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares for the 12-month period ending December 31, 2021, as quoted on the TSX, the primary exchange for the Company, as applicable:

Period	High Trading Price	Low Trading Price	Volume (#)
December 2021	$13.73	$11.24	2,210,042
November 2021	$15.55	$12.05	2,337,458
October 2021	$13.89	$12.15	1,615,907
September 2021	$15.25	$11.74	2,309,534
August 2021 1	$16.49	$13.59	1,950,996
July 2021	$16.49	$12.73	2,317,871
June 2021	$16.48	$12.57	1,770,128
May 2021	$15.80	$12.40	2,572,315
April 2021	$14.96	$12.68	2,272,912
March 2021	$14.00	$10.40	6,592,160
February 2021	$15.80	$11.80	2,928,919
January 2021	$14.76	$11.56	2,019,809

Prior Sales

The following table sets forth, for each class of securities of the Company that is outstanding but not listed or quoted on a marketplace, the price at which securities of the class have been issued during the financial year ended December 31, 2021 and the number of securities of the class issued at that price and the date on which the securities were issued.

Annual Information Form 2021 | 47

Date of issuance	Security	Issuance/Exercise price per security	Number of securities
March 8, 2021	Flow-through Common Shares	$18.00	709,497
March 31, 2021	Flow-through Common Shares	$18.00	250,000
April 12, 2021	Flow-through Common Shares	$18.00	237,901
August 27, 2021	Flow-through Common Shares	$17.53	285,268
September 17, 2021	Flow-through Common Shares	$20.21	346,364
November 5, 2021	Flow-through Common Shares	$16.10	621,119
December 23, 2021	Flow-through Common Shares	$21.00	1,471,739

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

As at the date of this Annual Information Form, to the knowledge of the Company, there are no securities which remain subject to any escrow agreement or a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table provides the names of Skeena’s directors and executive officers as of December 31, 2021, the positions held by each of them, and the date of their first appointment.

Walter Coles Jr. San Juan, Puerto Rico Director, President and Chief Executive Officer Director Since: December 18, 2013	President and CEO (since December 18, 2013) of the Company.
	Board Committees
	N/A
	Capital ownership as at December 31, 2021
	Common Shares	Options	Warrants	RSU
	978,037 (approx. 1%)	1,198,125	Nil	24,038

Suki Gill Vancouver, British Columbia, Canada Director Director Since: January 10, 2020	Partner at Smythe LLP since 2012.
	Board Committees
	Chair of the Audit Committee and member of the Compensation Committee.
	Capital ownership as at December 31, 2021
	Common Shares	Options	Warrants	RSU
	64,583 (<1%)	187,084	Nil	Nil

Greg Beard New York, New York Director Director Since: July 27, 2020

Chairman and CEO of Beard Energy Transition Acquisition Corp. (since February of 2021), and Co-chairman and CEO of Stronghold Digital Mining (since March 2021). Prior to 2021, Mr. Beard was the Global Head of Natural Resources, a

Senior Partner, Member of the Management Committee, and Senior Advisor at

Apollo Global Management from 2010 to 2020.

	Board Committees
	Chair of the Nomination & Corporate Governance Committee and member of the Audit Committee.
	Capital ownership as at December 31, 2021
	Common Shares	Options	Warrants	RSU
	96,892(<1%)	175,000	Nil	Nil

Annual Information Form 2021 | 48

Randy Reichert, Toronto, Ontario, Canada Director and President Director Since: October 1, 2021	Vice President, Operations with B2Gold Corp (from 2019) and General Manager, Fekola Project with B2Gold Corp (2016-2019).
	Board Committees
	Member of the Audit Committee, and the Nomination and Governance Committee.
	Capital ownership as at December 31, 2021
	Common Shares	Options	Warrants	RSU
	1,000	16,400	Nil	8,000

Craig Parry Vancouver, British Columbia, Canada Director and Chairman Director Since: December 15, 2016

Co-Founder and Partner of Inventa Capital and Former President and

CEO of IsoEnergy Ltd. (from October 12, 2016 until February 16, 2021) and former Director (until June 8, 2021). Founding and former director of NexGen

Energy.

	Board Committees
	Chair of the Compensation Committee and member of the Audit Committee, and Nomination and Governance Committee.
	Capital ownership as at December 31, 2021
	Common Shares	Options	Warrants	RSU
	158,125 (<1%)	463,750	Nil	Nil

Andrew MacRitchie, CPA, CA Vancouver, British Columbia, Canada Chief Financial Officer	CFO (since June 10, 2016) of the Company. Corporate Secretary of the Company (from June 10, 2016 to February 24, 2021)
	Board Committees
	N/A
	Capital ownership as at December 31, 2021
	Common Shares	Options	Warrants	RSU
	209,405 (<1%)	597,989	Nil	8,413

Paul Geddes Vancouver, British Columbia, Canada Vice President, Exploration & Resource Development	Vice President, Exploration & Resource Development (Since February 20, 2018) of the Company. Vice President of Exploration for Barkerville Gold Mines (2015-2017).
	Board Committees
	N/A
	Capital ownership as at December 31, 2021
	Common Shares	Options	Warrants	RSU
	Nil	307,500	Nil	6,009

Shane Williams Vancouver, British Columbia, Canada Chief Operating Officer	Chief Operating Officer (since June 1, 2020) of the Company. Vice President of Operations and Capital Projects at Eldorado Gold from 2014 through 2019.
	Board Committees
	N/A
	Capital ownership as at December 31, 2021
	Common Shares	Options	Warrants	RSU
	42,666 (<1%)	308,334	Nil	Nil

Annual Information Form 2021 | 49

Justin Himmelright Maple Ridge, British Columbia, Canada Vice President, Sustainability	Vice President, Sustainability (since October 23, 2017). Vice President, C3 Alliance Corporation (2014 – 2017). Adjunct Professor, UBC Norman Keevil Institute of Mining Engineering (2020 – present).
	Board Committees
	N/A
	Capital ownership as at December 31, 2021
	Common Shares	Options	Warrants	RSU
	Nil	380,000	Nil	4,807

The information as to location of residence and principal occupation has been furnished by the respective directors individually, and the information as to capital ownership, not being within the knowledge of the Company, has been furnished by the respective directors individually as at the date of this Annual Information Form.

Each of the directors of Skeena will hold office until the next annual meeting of the holders of Common Shares or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with Skeena’s articles.

As at the date of this Annual Information Form, the current directors and officers of Skeena, as a group, beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,410,693 Common Shares, representing approximately 2% of the issued and outstanding Common Shares. The information as to the number of Common Shares beneficially owned, or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors and officers of the Company individually.

Corporate Cease Trade Orders

None of the directors or executive officers of Skeena is or has been, within the 10 years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade or similar order or an order that denied the relevant issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

Bankruptcies

Other than as set forth below, none of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena is or has, within the 10 years prior to the date of this AIF, been a director or executive officer of any corporation that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, none of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena has, within the 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or securityholder.

Mr. Beard is a director of EP Energy Corp. which is an oil and gas company that is publicly traded on the OTC markets, incorporated in Delaware and active in Texas and Utah. EP Energy Corp. sought a Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of Texas.

Penalties or Sanctions

None of the directors, executive officers or shareholders holding a sufficient number of Common Shares to affect materially the control of Skeena has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities

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regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There does not exist any conflicts of interest or potential material conflicts of interest between the Company and any director of officer of the Company.

Skeena may, from time to time, become involved in transactions in which directors and officers of the Company have a direct interest or influence. The interests of these persons could conflict with those of the Company, and fiduciary duty may be impaired as a result. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith, and in the best interests of the Company.

AUDIT COMMITTEE INFORMATION

As of January 17, 2022, the Audit Committee of the Company consists of Ms. Suki Gill (Chair), Mr. Craig Parry, and Mr. Greg Beard, all of whom are “independent” and “financially literate” within the meaning of National Instrument 52-110 — Audit Committees. Each director has an understanding of the accounting principles used to prepare Skeena’s financial statements; experience in preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements; or experience actively supervising individuals engaged in such activities, and experience as to the general application of relevant accounting principles; and an understanding of the internal controls and procedures necessary for financial reporting.

The Audit Committee has the primary function of assisting the Board of Directors in fulfilling its financial oversight responsibilities by  reviewing the integrity of Skeena’s financial statements, financial disclosures, and internal controls over financial reporting; monitoring the system of internal control; monitoring Skeena’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and, when applicable, reviewing the qualifications, independence and performance of Skeena’s internal auditors. The Audit Committee has specific responsibilities relating to Skeena’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on Skeena; fraud risk assessment; and Skeena’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the external auditor and key management members. Information concerning the relevant education and experience of the Audit Committee members can be found in “Directors and Officers” above. The full text of the Audit Committee Charter is disclosed in Schedule “A” – Audit Committee Charter.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services under the heading “External Auditor” of the Audit Committee Charter which is attached hereto as Schedule “A”.

The Audit Committee will pre-approve all non-audit services to be provided to Skeena or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services but preapproval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

KPMG LLP has been the Company’s auditor since January 6, 2022. Grant Thornton LLP was the Company’s auditor from January 2020 to January 6, 2022. The aggregate fees incurred by KPMG LLP for fiscal 2021 and by Grant Thornton LLP for fiscal 2020 are detailed below:

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Fee Description	December 31, 2021	December 31, 2020
Audit Services(1)	$117,700	$76,411
Audit Related Services(2)	Nil	$29,343
Tax(3)	Nil	Nil
Other	Nil	Nil
TOTAL	$117,700	$105,754

Notes:

(1)

Includes fees necessary to perform the annual audit reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and testing, review and consent to filing the base shelf prospectus and prospectus supplement, and audit or attest services not required by legislation or regulation.

(3)

Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

PROMOTERS

To the best of the Company’s knowledge, no person is a promoter of the Company, or has been a promoter of the Company within the two most recently completed financial years or during the current financial year preceding the date of this Annual Information Form.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Apart from those items disclosed below, there are no legal proceedings that the Company is or was a party to, or that any of the Company’s property is or was the subject of, during the most recently completed financial year and there are no such legal proceedings that Skeena knows to be contemplated. Skeena is aware of past claims brought against the Company by Eilat Exploration Ltd. (“Eilat”).

Eilat, and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA, in April of 2016. After a prolonged period of inactivity, in March 2021, the Company applied to have one of these claims dismissed. The application to dismiss has been adjourned by the court and will be heard at a later date. The outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the Company’s operations.

On August 27, 2021, an individual holding a mineral claim on the lands that underlie Skeena’s Albino Lake Storage facility applied to the Chief Gold Commissioner, for a determination as to the ownership of the “minerals” in the materials deposited in the Albino Lake Storage Facility by the previous operators of the Eskay Creek Mine. The materials in question consist of tailings and minerals, containing sulphides and certain deleterious elements from the former Eskay Creek mine, and are managed by Skeena under a Lands Act (British Columbia) surface lease, and authorizations under the Mines Act and Environmental Management Act (British Columbia). Notwithstanding Skeena’s ongoing environmental obligations in respect of these materials, on February 7, 2022, the Chief Gold Commissioner determined that the applicant owns all the materials in the Albino Lake Storage Facility. On March 7, 2022, the Company filed a notice of appeal with the Supreme Court of British Columbia in accordance with the appeal provisions in the BC Mineral Tenure Act. The outcome of this matter is not determinable at this time, however this matter is not expected to have a material effect on the Company’s operations.

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There were no: (i) penalties or sanctions imposed against Skeena by a court relating to securities legislation or by a securities regulatory authority during the financial year; (ii) other penalties or sanctions imposed by a court or regulatory body against Skeena that would likely be considered important to a reasonable investor in making an investment decision; and (iii) settlement agreements Skeena entered into before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

TRANSFER AGENT AND REGISTRARS

The transfer agent and registrar of Skeena is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, no informed person (a director, officer or beneficial holder of 10% or more Common Shares) or any associate or affiliate of any informed person had any interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company within the three most recently completed financial years or during the current financial year.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts that are material to Skeena and that were entered into by Skeena within the most recently completed financial year or before the most recently completed financial year but which are still material and are still in effect, are the following:

(i)	the Hochschild Agreement;
(ii)	the Eskay Creek Barrick Agreement; and
(iii)	the Franco-Nevada Agreement.

INTERESTS OF EXPERTS

Other than as set forth below, there is no person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51‐102 by Skeena during, or related to, its most recently completed financial year and whose profession or business gives authority to such report, valuation, statement or opinion made by such person or company.

None of the experts that prepared the Technical Report dated July 22, 2021, see “Mineral Projects – Eskay Creek Project – Technical Report,” had any registered or beneficial interests, direct or indirect, in any securities or other property of the Company at the time the Technical Report was filed.

Grant Thornton LLP was the auditor of Skeena during the year ended December 31, 2020, and remained in the position of auditor until the appointment of KPMG LLP, with such appointment being effected on January 11, 2022. Grant Thornton is independent within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia for the period covered by their auditor opinion and up to the time of their replacement. KPMG is independent within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia effective January 1, 2021.

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ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plans, as applicable, is contained in the Company’s Management Information Circular for its most recent Annual General Meeting.

Additional financial information is provided in the Company’s Financial Statements for the years ended December 31, 2021 and 2020 and Management’s Discussion and Analysis, which may be obtained upon request from the Company’s head office, or may be viewed on the Company’s SEDAR profile at www.sedar.com EDGAR at www.sec.gov.

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SCHEDULE “A” - AUDIT COMMITTEE CHARTER

1.	Mandate

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Skeena Resources Limited (the “Company”). The primary function of the Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes.

Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to: (a) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (b) review and appraise the performance of the Company’s external auditor; and (c) provide an open avenue of communication among the Company’s external auditor, financial and senior management and the Board.

2.	Composition
2.1	The Committee shall be comprised of three (3) directors, selected by the Board, each of whom shall meet the independence requirements within the meaning of National Instrument 52-110– Audit Committees, and applicable stock exchange requirements, and further each of whom shall be free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independent judgment as a member of the Committee.
2.2	Every member of the Committee shall have accounting or related financial management expertise. All members of the Committee must be financially literate. For the purposes of this Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.
2.3	The Board at its first meeting following the annual shareholders’ meeting shall elect the members of the Committee. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a chair by a majority vote of the full committee membership.
3.	Meetings & Approvals
3.1	The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditor in separate sessions.
3.2	The meetings will take place as the Committee or Chair of the Committee shall determine, upon at least 48 hours’ notice to each of its members. The notice period may be waived by a quorum of the Committee.
3.3	The Committee may ask members of management or others to attend meetings or to provide information as necessary.
3.4	The quorum for the transaction of business at any meeting shall be a majority of the members of the Committee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.
3.5	Decisions by the Committee will be by the affirmative vote of a majority of the members of the Committee present, or by consent resolutions in writing signed by each member of the Committee.

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3.6	The Committee shall prepare and maintain minutes of its meetings and periodically report to the Board regarding such matters as are relevant to the Committee’s discharge of its responsibilities and shall report in writing on request of the Chair of the Board.
4.	Responsibilities and Duties
4.1	To fulfil its responsibilities and duties, the Committee shall be responsible for:
(a)	assisting the Board of Directors in fulfilling its fiduciary responsibilities relating to the Company's accounting and reporting practices and the integrity of the Company's internal accounting controls and management information systems;
(b)	managing the relationship with the external auditor by:
(i)	recommending to the Board the external auditor to be nominated and the compensation of the external auditor;
(ii)	having the external auditor report directly to the Committee;
(iii)	overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting; and
(iv)	pre-approving non-audit services;
(c)	reviewing with the external auditor and management and recommending to the Board for approval:
(i)	any audited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any audited financial statement contained in a prospectus, registration statement or other similar document; and
(ii)	the financial disclosure in each Annual Report and Management’s Discussion and Analysis of the Company (“MD&A”) which accompanies such audited financial statement and in each such filing, prospectus, registration statement or other similar document;
(d)	reviewing with management of the Company and recommending to the Board for approval:
(i)	any unaudited financial statement of the Company, including any such statement that is to be presented to an annual general meeting or provided to shareholders or filed with regulatory authorities and including any unaudited financial statement contained in a prospectus, registration statement, Quarterly Report or other similar document;
(ii)	the financial disclosure in each Quarterly Report and when applicable, MD&A accompanying such unaudited financial statement and in each such filing, prospectus, registration statement or other similar document which accompanies such unaudited financial statement; and
(iii)	the Company’s compliance with legal and regulatory requirements;
(e)	reviewing and pre-approving all press releases containing annual or interim financial information before the Company publicly discloses this information to the public;
(f)	satisfying itself that adequate measures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in (e) above, and must periodically assess the adequacy of those procedures;
(g)	reviewing and approving the hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

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(h)	reviewing as required and reporting to the Board with respect to the adequacy of internal accounting and audit procedures and the adequacy of the Company’s management information systems;
(i)	ensuring that no restrictions are placed by management on the scope of the external auditor's review and examination of the Company's accounts;
(j)	ensuring that methods are in place to allow any director, officer, employee or contractor to bring concerns regarding accounting, internal accounting controls or auditing matters to the attention of the Committee and that those who do so are provided protection from any retaliatory action whatsoever. The Chair of the Committee shall be designated as the person to whom such concerns should be addressed and is responsible for ensuring that such concerns are handled promptly, confidentially (potentially anonymously) and appropriately;
(k)	reviewing on an annual basis the adequacy of this Charter and recommending appropriate revisions to the Board; and
(l)	meeting regularly at such times and places, engaging such advisors at the expense of the Company and undertaking such interviews and inquiries as the Committee sees fit for the purpose of carrying out this Mandate and Charter.
5.	Other Responsibilities
5.1	The Committee shall review with management the Company’s financial fraud risk assessment, including an annual review of the top fraud risks identified by management, and the policies and practices adopted by the Company to mitigate those risks.
5.2	The Committee shall review for fairness any proposed related-party transactions and make recommendations to the Board whether any such transactions should be approved.
5.3	The Committee may retain and terminate the services of outside specialists, counsel, accountants or other consultants and advisors to the extent it deems appropriate and shall have the sole authority to approve their fees and other retention terms.
5.4	The Committee may perform other activities related to this Charter, as requested by the Board.

Approved and adopted by the Board on December 9, 2020

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